Form 20-F
period 2003-01-31
XCELERA INC
filed 2003-07-31
CIK 792857

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2003
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-9129

Xcelera Inc.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

P.O. Box 309GT, Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	The American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
 None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Classes of Capital or Common Stock	Outstanding Shares as of January 31, 2003
Common Stock, par value $0.01 per share	126,128,523

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17 ☐    Item 18 ☒

FORWARD-LOOKING STATEMENTS

        This Annual Report on Form 20-F contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When we use the words "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this annual report, we are intending to identify those statements as forward-looking. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by our forward-looking statements, including but not limited to, changes in technology and changes in the Internet marketplace. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. We urge you to review and consider carefully the various disclosures that we make concerning the factors that may affect our business, including the disclosures made in the sections of this annual report entitled "Key Information—Risk Factors," "Operating and Financial Review and Prospects" and "Quantitative and Qualitative Disclosures About Market Risk." Unless otherwise indicated, information presented herein regarding market trends is based on various publicly available sources.

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

        Not applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.

        Not applicable.

Item 3.    KEY INFORMATION.

Selected Financial Data

        The following sets forth, at the dates and for the years presented, selected consolidated financial data for Xcelera Inc. ("Xcelera" or the "Company"). The selected consolidated financial data for each of the three years in the period ended January 31, 2003 and as of January 31, 2003 and 2002 have been derived from our audited consolidated financial statements and related notes appearing elsewhere in this annual report. The selected financial data for each of the two years in the period ended January 31, 2000 and as of January 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements and related notes that are not included in this annual report. The consolidated financial statement information has been prepared in accordance with accounting principles generally accepted in the United States of America. The information is only a summary and should be read in conjunction with our consolidated financial statements and related notes and the section of this annual report entitled "Operating and Financial Review and Prospects".

	Xcelera Inc. Selected Financial Data Fiscal Year Ended January 31,
	2003	2002	2001	2000	1999
Income Statement Data:
Total Revenues	$4,063,047	$3,176,891	$299,619	$10,317,890	$11,156,090
Revenues from discontinued operations	—	—	—	10,280,755	11,156,090
Operating revenues	4,063,047	3,176,891	299,619	37,135	—
Other income (loss), net	57,687,080[1]	(37,214,577)	155,771,516	2,427,888	147,715
Net (Loss) Income	3,565,848	(96,297,117)	124,269,917	12,389,770[2]	3,026,800
Basic (Loss) income per common share	$0.02	$(0.87)	$1.12	$0.11	$0.03
Diluted (Loss) income per common share	$0.01	$(0.87)	$0.95	$0.11	$0.03
(Loss) Income from continuing operations	$3,565,848	$(96,297,117)	$124,269,917	$(6,454,661)	$(562,460)
(Loss) Income from continuing operations available to common shareholders per basic common share	$0.02	$(0.87)	$1.12	$(0.06)	$(0.00)
(Loss) Income from continuing operations available to common shareholders per diluted common share	$0.01	$(0.87)	$0.95	$(0.06)	$(0.00)
Cash dividends per common share	—	—	—	—
Preferred stock dividends	$1,767,631	$1,999,294	$1,603,854	$221,918	$—
Balance Sheet Data:
Total assets	$161,626,688	$217,385,193	$344,848,276	$56,347,879	$26,526,212[3]
Long term obligations[4]	$303,838	$759,649	$1,570,768	$1,591,868	—
Convertible note payable	—	$45,328,102	$38,620,175	—	—

Includes $43.8 million gain from extinguishment of debt.

Includes gain on sale of subsidiary of $18,100,000.

Includes assets from discontinued operations for the fiscal year ended January 31, 1999 of $11,836,547.

Represents capital lease obligations for certain equipment.

Risk Factors

        An investment in our common stock involves a high degree of risk. Set out below is a description of certain risk factors that may affect our business and results of operations from time to time. These factors, which do not purport to be a complete list of all risks we face, should be considered carefully. There can be no assurance that our investment objectives will be achieved.

  Risk Factors Particular to Our Investment Objectives

  Our business is difficult to evaluate because we have a limited operating history as an Internet technology company

        Although we were incorporated in 1988, in April 1999 we announced that we changed our strategy and business objectives to be an international Internet holding company. Since that time, we have acquired interests in numerous technology companies. Consequently, there is limited meaningful historical financial data upon which to base planned operating revenues and expenses and upon which investors may evaluate us and our prospects. You should consider the risks and difficulties frequently encountered by companies like us in a new and rapidly evolving market. There can be no assurances that we will be able to successfully execute our business strategy and achieve our business objectives, and there can be no assurances that such inability will not result in a material adverse effect on our financial position, results of operations and value.

  We face litigation and other claims that may have a material adverse effect on us

        We have been named as a respondent in an arbitration proceeding initiated by two claimants relating to the sale of common stock of Mirror Image Internet, Inc. ("Mirror Image"), our principal operating subsidiary, to us and various other parties. The claimants were the former parent company of Mirror Image, and another investor in Mirror Image. In September 2001, the arbitral tribunal ruled in our favor with respect to the claims by the former parent, but against us on the claims by the other investor, allowing the other investor to make damage claims. The other investor has not yet initiated the additional proceedings necessary for it to pursue its claims.

        We and several of our officers and directors are named as defendants in several class action lawsuits alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934. These lawsuits were filed in August 2000 and have been consolidated. The plaintiffs have moved for class certification, which is under consideration. During those proceedings, no discovery has taken place on the underlying claims.

        We, along with several current and former directors, as well as Mirror Image, were named defendants in an action brought by several minority shareholders of Mirror Image who also brought the arbitration claim referred to above. The suit purports to assert the same or related claims as in the arbitration above but in a different forum and under different legal theories, including breach of fiduciary duty, fraud, civil conspiracy, interference with contract, and misappropriation of corporate opportunity. The court ruled in our favor and all claims against all defendants were dismissed. However, a portion of the case was successfully appealed and that portion of the case is proceeding. The case is now in the discovery phase.

        We believe each of these proceedings to be without merit and are contesting them vigorously. However, we can provide no assurance as to the outcome of these matters. Any conclusion of these matters in a manner adverse to us could have a material adverse affect on our financial position and results of operations. In addition, the costs to us of defending any litigation or other proceeding, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. We have not included any provision for any liability in our consolidated financial statements that may result from these proceedings. Each of these proceedings is described more fully below under the heading "Legal Proceedings".

        Also, from time to time, we are involved in legal actions incurred in the ordinary course of business. While the ultimate outcome of these matters is not determinable, we do not believe that the resolution of these matters will have a material adverse effect on our future results in a particular period.

  The price of our common stock has been extremely volatile

        As with many other technology-focused companies, the market price of our common stock has been, and is likely to continue to be, extremely volatile, experiencing wide fluctuations. In recent years, the stock market has experienced significant price and volume fluctuations, which have particularly impacted the market prices of equity securities of many companies providing Internet-related products and services. During our previous two fiscal years, our stock traded as high as $9.16 and as low as $0.30. Future market movements may adversely affect the market price of our common stock. Furthermore, the market price of our stock could continue to experience significant volatility that may be unrelated to market movements. The following factors, if they were to occur, could cause the market price of our common stock to continue to fluctuate significantly:

  •
  the addition or departure of our key personnel;

  •
  announcements by us or our competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;

  •
  our sales of common stock or other securities in the future;

  •
  changes in market valuations of networking, Internet and telecommunications companies;

  •
  fluctuations in stock market prices and volumes; and

  •
  changes in general economic conditions, including interest rate levels.

  The continued risk of terrorist activities and additional potential military and other actions could adversely affect our business.

        The continued threat of terrorism within the United States and abroad since September 11, 2001 and the potential for additional military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in delays or cancellations of customer orders, a general decrease in corporate spending on information technology, or our inability to effectively market and sell our services and software, our business and results of operations could be materially and adversely affected.

  Portfolio company investments

        We have made significant investments in technology companies. We may be unable to find a sufficient number of additional attractive opportunities to meet our investment objectives. If we do find suitable opportunities, we may continue to expand through investments in businesses, technologies and products and services from other businesses. Investments involve a number of special problems, including:

  •
  the maintenance of acceptable standards, controls, procedures and policies;

  •
  potential issuance of securities to pay for any future investments, the issuance of which could be dilutive to our existing shareholders' investments;

  •
  diversion of management attention in connection with both negotiating the acquisitions and integrating the companies and assets;

  •
  strain on managerial and operational resources as management tries to oversee future operating costs for the larger operations; and

  •
  expenses related to the investments.

        We may not be able to successfully address these problems. Moreover, our future operating results will depend to a significant degree on our ability to successfully manage growth and investments. In addition, many of our investments are and will continue to be in early-stage companies with limited operating histories and limited or no revenues. We may not be able to successfully develop these young companies.

  Our business and prospects depend on demand for and market acceptance of the Internet and its infrastructure development

        The increased use of the Internet for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners has only begun to develop in recent years, and our success depends on continued growth in the use of the Internet and in related technological developments. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of access, quality of service and regulatory initiatives, remain unresolved and are likely to affect the development of the market for our services. The adoption of the Internet for information retrieval and exchange, commerce and communications generally will require the acceptance of a new medium of conducting business and exchanging information. If the Internet as a commercial or business medium fails to further develop or develops more slowly than expected, our business and prospects would materially suffer.

  Concentration of investments in technology industries

        Our portfolio companies are concentrated in the technology sector. Concentration in a single sector involves risks that are not generally associated with diversified investments, including potential significant fluctuations in returns. The technology industry is challenged by factors including rapid change, evidenced by rapidly changing market conditions and/or participants, new competing products and/or improvements in existing products. Our portfolio companies compete in this volatile environment. There can be no assurance that products sold by our portfolio companies will not be rendered obsolete or adversely affected by competing products.

  Insiders have substantial control over us

        As of June 30, 2003, Alexander M. Vik, our Chairman of the Board and Chief Executive Officer, Gustav M. Vik, our Executive Vice President, Treasurer, Secretary and one of our directors, and an entity related to them owned an aggregate of approximately 73% of our outstanding common stock. As a result, these shareholders have the power to elect all of our directors and to control the vote on all other matters, including the approval of significant corporate transactions.

  Foreign investments

        We have invested and intend to invest directly or indirectly in non-U.S. entities. Such non-U.S. investments involve certain risk factors not typically associated with U.S. investments, including risks relating to (i) currency exchange matters such as fluctuations in the rate of exchange between the U.S. dollar and the various foreign currencies in which an investment may be denominated; (ii) differences between the U.S. and foreign securities markets, and the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; and (iii) certain economic and political risks, including potential exchange control regulations and potential restrictions on foreign investment and repatriation of capital. Other potential risks may include (depending upon the country involved) expropriation, the possible imposition of foreign taxes on income and gains recognized with respect to foreign securities, political or social instability, illiquidity, difference in legal systems and market manipulation.

  Use of Speculative Financial Instruments and Investing Techniques

        We invest our capital utilizing investment techniques that may include, among other things investing in or having exposure to leveraged and non-leveraged derivative financial instruments (including futures contracts, options contracts and forward agreements), structured equity and debt securities, trading on margin and selling short. Each of these techniques in certain circumstances can magnify the adverse impact of market movements to which we may be subject. Additionally, we may engage in troubled company investing and may finance a significant portion or all of an investment or acquisition using debt that may be guaranteed or secured by us and other forms of leverage.

        Derivatives have risks that are similar in type to the risks of the instruments to which their values are linked. For example, in times of market stress, sharp price movements and reductions in liquidity in the related instruments may result in comparable or even greater price movements and reductions in liquidity in the derivative markets. Further, the risks associated with derivatives are potentially greater than those associated with the related instruments because of the additional complexity and potential for leverage. In addition, derivatives may include credit risk (the risk that a counterparty on a derivative transaction will not fulfill its contractual obligations), as well as legal, operational, reputation and other risks beyond those associated with the underlying instruments to which their value is linked. Below is a summary of some of the ways in which we may from time to time invest our capital and some of the associated risks.

  •
  Troubled company investing. The fact that companies in whose securities we may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be, may become or may have recently been involved in a restructuring, bankruptcy, reorganization or liquidation, means that their securities are likely to be particularly risky investments although they also may offer the potential for correspondingly high returns. Such companies' securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, change in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies.

  •
  Investing in illiquid securities. We may invest in securities which are subject to legal or other restrictions on transfer or for which no liquid market exists. The market prices, if any, for such securities tend to be quite volatile and we may not be able to sell them when we desire to do so or to realize what we perceive to be their fair value in the event of a sale.

  •
  Options. We may purchase and sell ("write") options on securities, currencies and commodities on national and international commodities and securities exchanges, in the domestic and international over-the-counter market or in private transactions. The seller ("writer") of a put option which is covered assumes the risk of an increase in the market price of the underlying security, currency or commodity above the sales price of the underlying security, currency or commodity. The buyer of a put option assumes the risk of losing its entire investment in the put option. The writer of an uncovered put option assumes the risk of a decline in the market price of the underlying security, currency or commodity below the exercise price of the option plus the premium received. The writer of a call option which is covered assumes the risk of a decline in the market price of the underlying security, currency or commodity below the value of the underlying security, currency or commodity less the premium received, and gives up the opportunity for gain on the underlying security, currency or commodity above the exercise price of the option. The writer of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security, currency or commodity above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. Swaps and certain options and other custom instruments are subject to the risk of non-performance by the swap counterparty, including risks relating to the financial soundness and creditworthiness of the swap counterparty.

  •
  Forward trading. Forward contracts and options on these contracts are not traded on exchanges and are not standardized; rather banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Forward trading is substantially unregulated; there is no limitation on daily price movements and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. If we were to invest in forward contracts or options on these contracts, market illiquidity or disruption could result in major losses to us.

  •
  Leverage; Interest Rates; Margin. We may directly or indirectly, borrow funds from brokerage firms and banks in order to be able to increase the amount of capital available for investments. We may finance all or a portion of an investment or acquisition using guaranteed or collateralized debt. In addition, we may "leverage" our investment return with options, futures contracts, swaps, forwards and other derivative instruments. The amount of borrowings which we may have outstanding at any time may be large in relation to our capital and the borrowings may be used to invest in highly volatile financial instruments. Consequently, the impact on our operating results of adverse movements in interest rates and other economic factors could be greatly magnified.

  •
  Securities sold, not yet purchased. Securities sold, not yet purchased by us, commonly referred to as "short sales", may give rise to off-balance sheet risk. We have sold securities short in anticipation of a decline in the fair value of those securities. When we sell a security short, we must borrow the security sold short. A gain, limited to the price at which we sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale.

        There can be no assurances that our use of derivatives and other speculative investments and techniques may not have a material adverse effect on our results of operations or financial condition in any period.

  Foreign Personal Holding Company and Passive Foreign Investment Company

        Although we were treated as a foreign personal holding company for the taxable year ended December 31, 2000, we do not believe we met the test to be treated as a foreign personal holding company for the taxable years ended December 31, 2001 and 2002. However, there can be no assurance that we are not currently a foreign personal holding company and we may again be treated as a foreign personal holding company in future taxable years. If we are a foreign personal holding company, you would be required, regardless of your percentage ownership, to include in income, as a dividend, your pro rata share of our undistributed foreign personal holding company income—generally, taxable income with certain adjustments—if you hold shares on the last day of our taxable year or, if earlier, the last day on which we were a foreign personal holding company. If we are a passive foreign investment company for any taxable year during which you hold our stock, you will generally be subject to special tax rules with respect to any "excess distributions" that you receive and any gain you realize from a sale or other disposition, including, a pledge of our stock. Taxation matters are described more fully below under the heading "Taxation".

  We may be considered an Investment Company under the Investment Company Act of 1940

        Based upon an analysis of our current assets and the manner in which we intend to operate our business, we do not believe we are an investment company, as defined by the Investment Company Act of 1940. The determination of whether we are an investment company is based upon the composition and value of our assets, which are subject to change. As a result, we could inadvertently become an investment company in the future, which could subject us to the requirements of the Investment Company Act of 1940.

  As a foreign private issuer we are exempt from a number of rules under the Securities Exchange Act

        As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, and the rules thereunder, with respect to their purchases and sales of shares of common stock. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning our company than there is for companies that do not qualify as "foreign private issuers". However, we will furnish shareholders with annual reports containing financial statements (prepared in accordance with accounting principles generally accepted in the United States), which are audited by an independent public accounting firm.

  Risk Factors Particular to Our Portfolio Companies' Operations

  Mirror Image, our principal operating subsidiary, may require financial support

        Mirror Image has not achieved operating profitability and expects to continue to incur net operating losses for the foreseeable future. Mirror Image expects to continue to incur significant sales and marketing, product development, equipment and administrative expenses as it continues to develop its advanced Application Delivery Network ("ADN") of Content Access Point® ("CAPs") facilities and as it continues to develop other services. We have in the past provided substantial capital support to Mirror Image, and it is likely that Mirror Image will continue to require our support. However, there can be no assurances that we will continue financing Mirror Image and, in any event, Mirror Image may have to seek alternative sources to satisfy its capital requirements. If Mirror Image were to cease operations, our results of operations could be adversely affected.

  Mirror Image is currently facing a variety of challenges which affect its ability to grow its operations

        In addition to the capital concerns it must address, Mirror Image faces several additional challenges that it must overcome for it to become profitable. These challenges include:

  •
  The market for an integrated content distribution system is in a developing stage, and even if Mirror Image's target customers choose to use an integrated content distribution system, they may not choose Mirror Image, because its system may not include the features they require, or it may not satisfy their technical, cost, support or other criteria.

  •
  Due to the nature of Mirror Image's business and its stage of development it could experience significant fluctuations in its operating results. Prospective customers typically make an extensive technical evaluation of Mirror Image's CAP platform, involving many people within their organizations in the process. Therefore, Mirror Image spends a significant amount of time educating and providing information to its prospective customers regarding the use and benefits of Mirror Image's CAP platform. This sales cycle may cause Mirror Image's revenues and operating results to vary significantly from period to period.

  •
  Mirror Image expects that its cost to obtain bandwidth capacity for the transport of data over its network will decline over time as a result of, among other things, the large amount of capital that has been invested to build infrastructure providing additional bandwidth and volume discounts available to Mirror Image as its network usage increases. Mirror Image expects that the prices it charges for its services may also decline over time as a result of, among other things, existing and new competition in the markets it addresses. As a result, Mirror Image's historical revenue rates may not be indicative of future revenue based on comparable traffic volumes. If Mirror Image fails to accurately predict the decline in costs of bandwidth or, in any event, if Mirror Image is unable to sell its services at acceptable prices relative to its costs, or if Mirror Image fails to offer additional services from which Mirror Image can derive additional revenue, Mirror Image's revenue will decrease and its business and financial results will suffer.

        If Mirror Image cannot successfully overcome these challenges, our business, financial condition and results of operations could be materially adversely affected.

  Any failure of our telecommunications and network providers to provide required transmission capacity to Mirror Image could result in interruptions in its services

        Mirror Image's operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. A number of these network providers have recently filed for protection under the federal bankruptcy laws. As a result, there is uncertainty about whether such providers or others that enter into bankruptcy will be able to continue to provide services to us. Any failure of these network providers to provide the capacity we require may result in a reduction in, or interruption of, service to Mirror Image's customers. This failure may be a result of the telecommunications providers or Internet service providers ceasing operations, experiencing interruptions or other failures, failing to comply with or terminating their existing agreements with Mirror Image, otherwise denying or interrupting service, refusing to enter into relationships with Mirror Image or only agreeing to enter into relationships with Mirror Image on terms that are not commercially acceptable to Mirror Image. If Mirror Image does not have access to third-party transmission capacity, Mirror Image could lose customers. If Mirror Image is unable to obtain transmission capacity on terms commercially acceptable to Mirror Image, its business and financial results could suffer. In addition, some of Mirror Image's telecommunications and network providers provide space for its servers and damage or destruction of, or other denial of access to, a facility where its servers are housed could result in a reduction in, or interruption of, service to its customers.

  Our business depends upon the performance of our portfolio companies, which is uncertain

        Economic, governmental, industry and internal company factors outside our control affect each of our portfolio companies. The material risks relating to our portfolio companies may include the lack of the widespread commercial use of the Internet, which may prevent our portfolio companies from succeeding. Additionally, many of our portfolio companies are early-stage companies with limited operating histories, and they may never be profitable.

        A significant part of the businesses of our portfolio companies is to develop technology businesses. As is typical in the case of a new and rapidly evolving industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand and market acceptance for recently introduced products and services on the Internet are subject to a high level of uncertainty. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may impact the growth of Internet use. These issues include a perceived lack of security and privacy and capacity constraints resulting in delays, transmission errors and other difficulties. If the market for Internet access services develops more slowly than expected or becomes saturated with competitors, or if the Internet access and services offered by our portfolio companies are not broadly accepted, our portfolio companies' growth strategy could be materially adversely affected.

  Our portfolio companies' businesses could suffer in a variety of ways unless financial market conditions improve

        The current financial market conditions pose a variety of additional challenges to our portfolio companies' businesses. The financial condition of many of our portfolio companies' customers has deteriorated, and continues to deteriorate because of their inability to raise additional funds for their businesses. Accordingly, many of our portfolio companies' customers are making and will continue to make significant cutbacks in their sales and marketing efforts and capital expenditures, which could in turn adversely affect our portfolio companies' financial results. A decline in the overall economy may also have a material adverse impact on the demand for the services of our portfolio companies.

  If our portfolio companies are required to obtain additional funding, such funding may not be available on acceptable terms or at all

        If any of our portfolio companies' revenue grows more slowly than it anticipates or if its operating expenses increase more than it expects or cannot be reduced in the event of lower revenue, such portfolio company may need to obtain funding from outside sources. If the portfolio company were unable to obtain needed outside funding, its business would be materially and adversely affected. In addition, even if it were to find outside funding sources, the portfolio company might be required to issue securities to the outside funding sources with greater rights than those that we currently possess. Our portfolio companies might also be required to take other actions that could lessen the value of their stock, including borrowing money on terms that are not favorable to it.

  Several of our portfolio companies provide complex services, often deployed in complex environments, which could have errors or defects that could harm our portfolio companies' businesses

        Several of our portfolio companies, including Mirror Image, provide services that are highly complex and are designed to be deployed in and across numerous large and complex networks.

Customers of our portfolio companies have from time to time discovered errors and defects in the services provided and there may be additional errors and defects that adversely affect the services. If our portfolio companies are unable to efficiently fix errors or other problems that may be identified, they could experience:

  •
  loss of or delay in revenues and loss of market share;

  •
  diversion of development and engineering resources;

  •
  loss of credibility or damage to business reputation; and

  •
  legal actions by our customers.

  Our portfolio companies may not be able to recruit and retain the personnel they need to succeed

        Several of our portfolio companies may need to hire a significant number of additional sales, support, marketing, and research and development personnel. There is competition for these personnel, and our portfolio companies may not be able to attract or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our portfolio companies' executive officers and other key sales, support, marketing, and research and development personnel. In addition, our portfolio companies provide services and technologies that are complex, and they depend on the continued efforts of our existing technical personnel. Although the executive officers of our portfolio companies typically are bound by employment agreements, the companies' relationships with other employees often are at will.

  Circumstances beyond our control may result in service interruptions, which could cause our portfolio companies' businesses to suffer

        Some of our portfolio companies provide services that could experience interruptions that are not within their control. For example, Mirror Image provides its services from multiple data centers, some of which is housed at facilities operated by a single-source hosting provider. Circumstances outside of its control such as fires, natural disasters, power failures, telecommunications failures, human error, sabotage and vandalism, unauthorized intrusions into its databases and similar events may impair one or more Mirror Image's CAPs. With regard to intentional disruptions, Mirror Image (and our other portfolio companies) believe that they have sufficient controls in place to prevent disruptions caused by software viruses specifically designed to impede the performance of their services; yet any of them may be an ongoing target of such disruptions. Service interruptions for any reason would reduce revenues, could result in contract cancellations and could negatively impact Mirror Image's ability to attract new customers. Many other of our portfolio companies are subject to similar risks and concerns.

  Our portfolio companies that publish or distribute content over the Internet may be subject to legal liability

        Some of our portfolio companies may be subject to legal claims relating to the content on their websites, or the downloading and distribution of this content. Claims could involve matters such as defamation, invasion of privacy and copyright infringement. In addition, some of the content that may be provided by our portfolio companies on their websites could be drawn from data compiled by other parties, including governmental and commercial sources. This data may have errors. If any of our portfolio companies' website content is improperly used or if any of our portfolio companies supply incorrect information, it could result in unexpected liability. Any of our portfolio companies that incur this type of unexpected liability may not have insurance to cover the claim or its insurance may not provide sufficient coverage. If our portfolio companies incur substantial cost because of this type of unexpected liability, the expenses incurred by our portfolio companies will increase and their profits, if any, will decrease.

  Our portfolio companies face certain security risks relating to online transactions

        Concerns regarding the security of transactions and confidential information on the Internet may have an adverse impact on our portfolio companies' businesses. Some observers believe that concern regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in online transactions. As online usage becomes more widespread, Internet users may become more concerned about security.

        Despite measures that portfolio companies may take, the infrastructure of all Internet companies is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents the security measures imposed by any of our portfolio companies, he or she could misappropriate their proprietary information or cause interruption in their operations. Security breaches that result in access to confidential information could damage our reputation as well as that of our portfolio companies and expose any affected company to a risk of loss or liability. Some of our portfolio companies may be required to make significant investments and efforts to protect against or remedy security breaches.

  Our portfolio companies operate in highly competitive markets and they may be unable to compete successfully against new entrants and established companies with greater resources

        The market for outsourced e-Business infrastructure services and software is likely to continue to be characterized by rapid technological change, frequent new product and service introductions and changes in customer requirements. They have experienced and expect to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources than they have.

        Competition in the Internet infrastructure market continues to intensify as new solutions are coming to market and several companies are forming technology alliances to sell their products. For example, numerous major software developers as well as smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services against which Mirror Image competes. Additionally, Mirror Image may face competition from other providers of competing solutions for network infrastructure problems, including networking hardware and software manufacturers, content distribution providers, traditional hardware manufacturers, telecommunications providers and large diversified software and technology companies. Many of these companies provide or have announced their intentions to provide a range of software and hardware products based on Internet protocols and to compete in the broad Internet/intranet software market as well as in specific market segments in which Mirror Image and other of our portfolio companies compete.

        Competitors may be able to respond more quickly than our portfolio companies to new or emerging technologies and changes in customer requirements. In addition, our portfolio companies' current and potential competitors may bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from using the services of our portfolio companies. Also, some current and potential competitors have greater name recognition and more extensive customer bases than do our portfolio companies. Increased competition could result in price reductions, reduced gross margins and loss or failure to obtain market share with respect to our portfolio companies.

  Our portfolio companies' failure to protect their intellectual property rights could adversely affect their ability to compete

        Many of our portfolio companies' ability to compete depends substantially on their internally-developed proprietary technology, which they must protect through a combination of patent, copyright, trade secret and trademark laws. Despite using all reasonable efforts to protect their proprietary rights, unauthorized parties may attempt to copy aspects of their services or otherwise obtain and use their trade secrets or other information our portfolio companies regard as proprietary. We cannot be sure that the steps our portfolio companies have taken will prevent unauthorized use of their technology, particularly in foreign countries where laws may not protect their proprietary rights as fully as in the United States.

  Intellectual property claims against any of our portfolio companies could cause their businesses to suffer

        In recent years, there has been significant litigation in the United States regarding patents and other intellectual property rights. Internet-related products may be increasingly vulnerable to third-party infringement claims as the number of competitors in the Internet infrastructure industry grows and the functionality of products in the different industry segments overlap. We cannot be sure that third parties will not make claims of infringement against our portfolio companies with respect to their services and technology. Any such claims, regardless of their merits, would likely be time consuming and expensive to resolve, would divert management time and attention and could cause costly delays. Any potential intellectual property litigation resulting from third-party infringement claims could also force any of our portfolio companies to do the following:

  •
  stop the use or sale of its services;

  •
  pay substantial damages;

  •
  expend significant resources to reengineer its services to be non-infringing; or

  •
  obtain a license from the owner of the allegedly infringed property, which license may not be available at reasonable terms, if at all.

  Government regulations and legal uncertainties may place financial burdens on the businesses of our portfolio companies

        Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could materially adversely affect our business and the businesses of our portfolio companies.

Item 4.    INFORMATION ON THE COMPANY.

History and Development of the Company

        Xcelera is a company incorporated and operating under the laws of the Cayman Islands. Xcelera was initially incorporated in the Cayman Islands under the name "The Scandinavia Company, Inc." on October 7, 1988. Our registered office is located at Ugland House, P.O. Box 309GT, South Church Street, George Town, Grand Cayman, Cayman Islands. Our common stock has been publicly traded on the American Stock Exchange ("AMEX") since 1989 and, though we do not maintain a listing on a stock exchange other than the AMEX, beginning in our 2001 fiscal year our common stock was also traded on the Frankfurt Stock Exchange (Deutsche Börse AG).

        In March 1999, we acquired majority control of Mirror Image, which we hope will become a leading globally integrated application delivery network and function as a core technology platform for companies engaged in the distribution of content and applications over the Internet. Since then, we invested significant capital and resources in Mirror Image to further develop its technology and capabilities, evaluated and invested in other companies and changed our name to Xcelera.com Inc. In January 2000, we sold our Spanish real estate assets, which had been our primary operating assets from 1993 to 1999. In October 2000, we changed our name to Xcelera Inc.

        During the fiscal years ended January 31, 2001, 2002 and 2003, we funded an aggregate of approximately $90 million, $46 million and $22 million, respectively, in new and existing portfolio companies, including Mirror Image. During the fiscal years ended January 31, 2001, 2002 and 2003, we received proceeds of $267 million, $10 million and $0 million, respectively, from the disposition of investments, which includes the disposition of our shares of Exodus common stock related to the April 2000 transactions among us, Mirror Image and Exodus Communications, Inc. ("Exodus") that are described more fully under Item 5 below under the heading "Overview".

Business Overview

        We are a European technology company focused on founding, developing, operating and financing technology companies and managing our portfolio of assets. Our strategy is to leverage our core competencies in caching, application and content distribution, content management, searching, security solutions, storing and streaming by continuing to acquire interests in technologies, products, services, people and companies, and to manage our portfolio of assets.

        As of June 30, 2003, our portfolio of companies in which we held a 5% or greater interest included Mirror Image, Agentus AS ("Agentus"), Ceetron ASA ("Ceetron"), Escenic Technology AS ("Escenic"), SOT Finnish Software Engineering Ltd. ("SOT"), Suntail.com AS ("Suntail"), Wide Computing AS ("Wide Computing"), FIRM Inc. ("FIRM"), Ineo Inc. ("Ineo") and a subsidiary ("Protegrity"), which acquired substantially all the assets of Protegrity Research & Development AB and which is in the process of changing its name. These portfolio companies are described below under the heading "Overview of Our Portfolio Companies".

        We generate revenues from our consolidated subsidiaries, receive interest and dividends on our investments and realize other income (loss) from sales of our investments when sold. During the fiscal year ended January 31, 2003, Mirror Image was our only material consolidated subsidiary that generated revenues.

        Our current liquidity position is strong. As of June 30, 2003, we held a total of approximately $80 million in cash, cash equivalents and marketable securities.

  Xcelera's Solution and Strategy

        We believe that our access to the technology and people of our portfolio companies, our focus on the technology markets, and our access to capital resources will enable us to identify and attract strategic and financial opportunities in early-stage technology companies and to manage our portfolio of assets.

        We have identified the following sectors of the Internet infrastructure technology market as those that we believe currently provide the most significant opportunities for us:

  •
  Caching technologies

  •
  Content distribution solutions

  •
  Content management

  •
  Application delivery

  •
  Distributed software technologies

  •
  Network storage solutions

  •
  Search engine technologies and architectures

  •
  Security solutions

  •
  Streaming technologies

  •
  Hosted e-Commerce solutions

        We seek to identify and align ourselves with those companies that we believe have the potential to be strong participants in their markets and are synergistic with our technology interests. We screen potential opportunities using the following primary criteria:

  •
  Proprietary technology. We focus on companies that we believe have the potential to be leaders in their markets and whose technologies, products or services provide them with a competitive advantage in their markets.

  •
  Technical competence. We look for companies with accomplished technical teams that we believe have the skills to bring their concepts to market.

  •
  Synergies. We look for potential synergies with Mirror Image and our other portfolio companies.

  •
  Global application. We look for technologies, products and services that have the potential to become globally distributed.

  •
  Open architecture. We look for technologies, products or services that can be ubiquitously applied across technology platforms.

        After we have identified a company's business plan to determine if it fits with our investment criteria, we evaluate the company's potential, relying on both our own experience and also the experience of our portfolio companies and other sources of expertise to which we have access. We believe that these resources permit us to make informed judgments concerning a company's potential.

        In view of the operating resources that we devote to the development of companies, we seek opportunities to take a meaningful ownership position and exercise significant operational influence. Our objective is to acquire a significant interest in our portfolio companies, while ensuring that management and key personnel continue to retain an equity stake in the company. In some instances, we have increased our ownership gradually, which permits us to manage our investment risk while retaining significant upside potential. We often seek to invest an initial amount of equity and simultaneously acquire options that allow us to increase our percentage ownership position at our discretion.

  Overview of Our Portfolio Companies

  Current Investments

        As of June 30, 2003, we held investments with an ownership interest of more than 5% in the following companies:

Company	Description	Initial Investment Year (Calendar)	Ownership(1)
Mirror Image	Provides secure, outsourced e-Business infrastructure services (described below)	1999	99%
Agentus	Develops specialized Internet caching solutions	2000	90%
Ceetron	Provides image processing technology and services focused on the global business-to-business image processing market	2000	13%
Escenic	Develops and markets Web based publishing software	2000	15%
SOT	Develops Linux software and provides professional services	2000	16%
Suntail	Develops web services tools and applications.	2000	12%
Wide Computing	Develops server-based search technology solutions	2000	63%
FIRM	Develops online information and research management software	2001	14%
Ineo	Provides network access control and security solutions for telecommunications service providers	2002	100%
Protegrity	Provides data protection and security solutions	2003	100%

(1)
Calculated based on the number of outstanding shares of common stock disclosed to us or publicly disclosed by the applicable entity and includes shares issuable under convertible securities and options we hold that are exercisable as of June 30, 2003. Note that the ownership percentages may not be indicative of control as we may not have voting rights under convertible securities and options.

Disposition of Investments

        In May 1999, we made a minority investment in MNW, an independent record company. In May 2000, MNW spun off deo.com, its majority-owned digital music subsidiary, to its shareholders, including us. During fiscal 2002, we sold our holdings of MNW, and in May 2001 deo.com filed for bankruptcy.

        In January 2000, we made a minority investment in E-Game, a developer of advertising games. In December 2000, E-Game agreed to be acquired by Daydream Entertainment AB ("Daydream"), an online game developer, in a stock exchange, resulting in our owning an equity interest in Daydream. During fiscal 2002, we sold substantially all of our holdings of Daydream.

        In March 2000, we made a minority investment in Wideyes, an online recruitment company. In March 2001, we sold our holdings of Wideyes after it agreed to be acquired by Jobline International AB.

        In September 2000 and February 2001, we made investments in PC Data, a provider of technology and Internet market intelligence, in the form of a convertible note. In March 2001, PC Data sold substantially all of its assets to a third party for cash. With the proceeds from this sale, PC Data repaid all of the amounts that it owed to us.

        In August 2001, Omnitree AS, a content management company in which we held a 31% ownership stake, halted operations. In September 2001, E-Vue Inc., an MPEG-4 technology company to which we had extended a loan, halted operations. In April 2002, HelpInHand ASA, a mobile Internet enabling company in which we held a 19% ownership stake, halted operations. These investments were written off in our 2001 and 2002 fiscal years.

        In September 2002, Atlantic Systems Group Inc. ("ASG"), a secure network access control and security solution provider to which we had extended several loans, halted operations. In October 2002, Ineo acquired substantially all assets of ASG.

  Overview of Mirror Image

  Overview

        Mirror Image, a leading global e-Business delivery provider of end-to-end Content Delivery, Streaming Media, e-Commerce and Web Computing solutions, increases the speed, performance, capacity and reliability of transaction, application and content delivery. With an Internet-class infrastructure that combines an optimal mix of connectivity, processing power and storage, Mirror Image helps e-Businesses efficiently utilize the power of the Internet to increase revenues, reduce infrastructure costs and operating expenses and improve customer satisfaction worldwide. Mirror Image principally targets enterprises, service providers, publishers and e-Businesses as its customers. Mirror Image was incorporated in Delaware in 1998 and has its corporate headquarters at 49 Dragon Court, Woburn, Massachusetts.

        Mirror Image believes that it offers a superior and cost-effective approach to deploying and managing e-Business technology infrastructure. Mirror Image's approach is highly scalable, easy and quick to implement, and simple to maintain.

        Mirror Image introduced its content delivery and streaming media services in November 2000 and continues to add features and functionality to each of these product lines. Through the acquisition of Clearway Acquisition, Inc. ("Clearway") in January 2001, Mirror Image combined its network-centric content delivery technology with Clearway's server-centric content delivery technology, thereby extending its platform to the origin server. Mirror Image continued to develop its service offerings by introducing additional content delivery services directed at solving specific content distribution business requirements in March 2002.

        Mirror Image announced its global e-Commerce services in January 2003 and its Digital Asset Library in March 2003. Mirror Image's e-Commerce solution builds, hosts, operates and markets outsourced online stores by leveraging Mirror Image's Application Delivery Network (ADN) of Content Access Point® (CAP) to reliably deliver and support the fulfillment of digital assets and physical products, such as software, books and music, to users worldwide. The Digital Asset Library provides a more efficient means for customers to obtain and sell products such as software, books and music directly on the Web.

        Mirror Image announced its dynamic caching solution in April 2003, which extends its dynamically built content delivery solution offerings by providing the ability to cache and distribute dynamically built HTML pages thereby greatly offloading application servers and database capacity.

  The Mirror Image Strategy

        Mirror Image's goal is to become a standard technology network platform for outsourced e-Business infrastructure services and Web computing services. Mirror Image's strategy to achieve this objective includes the following key elements:

        Expand its Network Platform. Mirror Image intends to expand its platform by deploying technology at all key points of the content delivery process; at the origin site, at its CAP facilities and at the end-user. Mirror Image has deployed a high capacity Application Delivery Network (ADN) of CAP facilities, each residing at key traffic aggregation points on the Internet backbone, that today serves as its platform. Mirror Image intends to continue to extend its platform by deploying technology enablers that enable future solutions. Mirror Image believes that extending its network will allow Mirror Image to better control the serving of content and applications to the end-user and thereby significantly improve the security, efficiency, quality, performance and capability of service compared to platforms in use today. In addition, Mirror Image believes that the extended platform may enable it to provide significant new functionality that is not possible with platforms in use today, such as information management, distributed computing, peer-to-peer file sharing, individual network caching and distributed applications.

        Seek to Establish its Network Platform as Leading Internet Services Platform. Mirror Image intends to establish its ADN and CAP architecture as the preferred integrated platform for content delivery, streaming, storage, application and information services developed by Mirror Image and third parties. Mirror Image intends to continue to invest resources in the development and implementation of new technology and services that will be deployed on this network and benefit its customers. By leveraging its existing network, engineering and research expertise to create a platform that is easy to deploy, easy to use and easy to manage, Mirror Image believes that it can reduce the incremental costs and time associated with developing, deploying and providing new services. In addition to internally developed services, Mirror Image intends to position its CAP network as an attractive platform for third-party applications and services.

        Target Multiple Customer Bases. Mirror Image's strategy targets multiple customer bases by providing service offerings to each base. Mirror Image's content delivery and streaming media services target content providers. Mirror Image's e-Commerce services target e-Business merchants and publishers. Mirror Image's web computing strategy targets application developers, hosting service providers, managed service providers, enterprises, e-Businesses and application services by providing Mirror Image's network as an infrastructure service for the deployment of their applications, while simultaneously providing aggregation and performance advantages to the users of those applications, specifically e-Businesses and enterprises. By using the same infrastructure and content to provide services to multiple stakeholders, Mirror Image potentially can spread the fixed costs associated with building and maintaining its network over a large and diverse target customer base. Customers today are often selecting several competing services to work with in order to have several suppliers, to add functionality and to reduce costs. Mirror Image is developing specific suites of services and features targeted at particular vertical market segments that Mirror Image believes will find its services attractive and can generate large volumes of business for Mirror Image.

        Deliver Superior Quality Customer Service and Support. Mirror Image's success depends in part upon its ability to develop and to consistently deliver high quality services to its customers, providing them with reliable, stable and flexible support. Mirror Image's organization is focused on delivering maximum network availability, sustained performance, active support services and rapid response to the changing needs of its customers. Mirror Image provides professional support services to its customers, both before and after the sale. Mirror Image offers network management and customer services as well as detailed network performance measurements and reporting tools that allow its customers to monitor the performance of their Internet operations based on a variety of metrics.

        Sales channels. Mirror Image's sales strategy builds on direct sales activities and selling through resellers. Mirror Image has reseller agreements with MCI WorldCom Network Services, Inc. and IBM Canada Ltd., for non-exclusive reselling of Content Delivery and Streaming Media services provided by Mirror Image.

  The Mirror Image Solutions

        Mirror Image offers a broad range of secure, outsourced e-Business infrastructure services for content delivery, streaming media, e-Commerce and Web computing. Mirror Image believes that this comprehensive service portfolio enables enterprises to reduce the cost and complexity of deploying and managing their technology infrastructure while improving its security, consistency, reliability and performance.

        By moving content and applications closer to its customers' end-users, Mirror Image's services seek to improve end-user experience and reduce customers' infrastructure and bandwidth costs while improving security, consistency, reliability and performance. Mirror Image believes that its services uniquely combine the benefits of intelligent software residing on the origin server, in the CAP platform and later at the end-user, distributed high-capacity computing, large-scale storage, extensive connections to Internet access networks and open Web services protocols to deliver superior functionality for e-Businesses.

        Mirror Image's solution suite includes:

•
Content Delivery:

•
Mirror Image's comprehensive Global Content Caching solution cost-effectively offloads processing and protects websites from traffic spikes by leveraging its global CAP platform to optimize the user experience. With broad content support and a high cache hit ratio, this solution ensures optimal performance by reliably serving static content, as well as content and applets generated by complex backend processing.

•
Mirror Image's Digital Asset Download solution enables organizations to leverage their existing website investments to take advantage of the Internet as a reliable and cost-effective distribution and delivery channel. Through its advanced CAP platform, this solution reduces origin site storage, processing and bandwidth costs by providing guaranteed capacity and superior Internet performance to ensure the fast, secure and reliable download of digital assets such as software, documents and high-definition images.

•
Streaming Media:

•
Mirror Image's Video On-Demand solution leverages its global CAP platform to reliably deliver streaming media content to users around the world, regardless of location or Web traffic fluctuations. With comprehensive capabilities and an easy-to-use Web-based management tool, this single-source solution cost-effectively publishes, manages, delivers and reports on streaming media activity.

•
e-Commerce:

•
From the design, build, hosting and operation of online stores to the management, marketing and sale of digital assets and general merchandise, Mirror Image's Custom e-Stores provide online revenue opportunities for enterprise, software and streaming organizations. Mirror Image's online stores layer integrated e-Commerce technologies, multi-currency support, transaction processing, real-time fulfillment and sophisticated fraud screening on top of its global CAP platform to provide flexible 24x7 Web-based sales channels.

  •
  Through Mirror Image's subsidiary, Global Digital Markets (GDM), Mirror Image also offers direct access to Electronic Inventory of digital assets. This extensive library of titles presents an easy and cost-effective way to fill online stores with up-to-date downloadable products that are available for immediate sale.

•
Web computing:

•
Mirror Image's GeoData and GeoTargeting service provides geographic user information to help improve customer satisfaction and website interaction by providing information on website visitors and serving targeted content. This geographical data solution combines leading geo-intelligent technology from partner Digital Envoy with Mirror Image's advanced CAP platform to deliver information with high accuracy worldwide. By identifying the location and connection speeds of IP-enabled devices down to the zip code (city level worldwide)—without invading user privacy—the GeoData service empowers customers to tailor application content to better serve their end-users.

•
Mirror Image's Java Execution Environment solution provides a Java container that enables organizations to distribute Web application logic directly to its global CAP platform. By offloading application server processing and bypassing Internet congestion points, this solution optimizes Web performance and scalability without costly infrastructure investments.

        In addition, Mirror Image's CAP architecture is designed to serve as an open platform for future applications to be developed by Mirror Image, its partners or third parties. These applications are intended to further offload work from origin sites as well as to provide additional application functionality in a more cost effective and scalable manner.

  The Mirror Image Customer Experience

        Mirror Image seeks to provide its customers with a broad range of benefits and features from Mirror Image's services, including:

  •
  Fast and Consistent Delivery of Internet Content and Applications. Mirror Image's services can increase the speed at which Internet content is delivered to end-users through its global CAP platform. By processing and serving end-user requests from the CAP facility located closest to end-users, content providers, enterprises and Internet access providers can avoid congested Internet network segments, thereby reducing packet loss and improving the consistency and speed of content delivery. Like content, applications that effect content selection or format can also be distributed through its global CAP platform. Through Mirror Image's Web Computing Services, customers can benefit from many of the benefits and features found below while avoiding capital expenditures and operating expenses involved in designing and deploying their own infrastructure.

  •
  Traffic Surge Protection. Mirror Image's services protect against traffic surges and reduce the likelihood of website outages, thereby providing more consistent performance and reducing the odds that end-users will abandon website connections or abort revenue-generating transactions. In addition, by processing a significant portion of end-user requests within the CAP platform, Mirror Image's services free capacity at the origin server, enabling websites to process increased user visits and complex transactions more rapidly.

  •
  Ability to Cost Effectively Adjust Capacity. Mirror Image's services enable its customers to reduce and avoid capital expenditures and operating expenses involved in designing and deploying their own infrastructure to accommodate increased demand. Mirror Image currently provides services for a monthly fee based on the amount of traffic served, so its customers have the flexibility to rapidly accommodate both temporary and long-term changes in traffic loads while only paying for Mirror Image's services on an as-needed basis.

  •
  Comprehensive e-Commerce capabilities. Mirror Image's e-Commerce services allow its customers to outsource a complete solution that eliminates the complexities, administrative burden and capital outlay associated with selling in today's changing online marketplace. This includes the design, build and hosting of Mirror Image e-Stores as well as the management, marketing and sale of digital assets and general merchandise.

  •
  Ease of Implementation. Mirror Image's services allow its customers to begin using Mirror Image's services quickly and with minimal set-up or ongoing effort. To implement Mirror Image's services, customers do not need to install or modify hardware or software. Instead customers simply choose the portion of their content that they want Mirror Image's CAP platform to serve. Mirror Image does not require its customers to commit to proprietary methods or implement cumbersome tagging procedures in order to use Mirror Image's services.

  •
  Monitoring, Alerting and Reporting Capabilities. All of Mirror Image's services have monitoring, alerting and reporting features that enable its customers to analyze key Internet traffic metrics, such as the volume and geographical dispersion of Internet traffic, the speed of content delivery and other key operating statistics. These features enable Mirror Image's customers to better analyze their business and to improve their end-users' experience. Mirror Image's round the clock customer support services complement these capabilities by providing readily available expertise.

        Mirror Image introduced its initial suite of services to customers on a test basis beginning in March 2000 and announced the commercial availability of its content delivery and streaming media services in November 2000. Mirror Image's e-Commerce services became available in 2003. As of June 30, 2003, Mirror Image had 101 customers.

  The Mirror Image Platform

        Mirror Image has designed and built a global platform consisting of an advanced global Application Delivery Network of CAP facilities to address the inherent design limitations of the Internet and to provide an optimized "delivery vehicle" to accelerate the adoption and distribution of Internet-native distributed applications and services.

        The CAP platform is designed to combine the benefits of intelligent management software, high-capacity computing, large-scale storage, extensive connections to Internet access networks and open Internet services protocols. Mirror Image locates its CAP facilities at key traffic aggregation points because Mirror Image believes that such strategic placement will allow it to most efficiently store, process and deliver content and applications to the end-users and capture benefits from economies of scale. Mirror Image has 17 CAP facilities worldwide, which combined create a global ADN with high performance capabilities.

        This CAP platform is designed to enable and accelerate the development and introduction of new complex Internet applications and services such as advanced storage services, distributed e-Commerce and other Internet applications. As bandwidth increases in local access networks and more end-users use broadband connections, Mirror Image expects that the demand for complex Internet application and services will intensify increasing the need for Mirror Image's services. As a result, Mirror Image believes that the CAP Platform's location at key traffic aggregation points, efficiency and computing power will become an increasingly important competitive advantage.

        Mirror Image has a comprehensive system of proprietary and licensed systems to centrally manage its CAP platform. In order to accommodate the needs of its customers, Mirror Image's active content verification technology ensures that content in the core database is kept up-to-date. All CAP facilities are unmanned, "lights-out" operations, which Mirror Image manages from its network operations center in Woburn, Massachusetts.

        Mirror Image has CAP facilities in Atlanta; Chicago; Dallas; Elmsford, New York; Frankfurt; Hong Kong; London; Los Angeles; Miami; Paris; San Jose; Seattle; Singapore; Sterling, Virginia; Stockholm; Taipei; and Tokyo.

  The Mirror Image CAP Platform

        Each fully modular CAP facility contains three separate functional layers. Each layer utilizes multiple specialized high-end multiprocessor systems operating in parallel with Mirror Image's proprietary software. The CAP infrastructure benefits from the following functional layers:

  •
  Extensive connectivity layer, consisting of several high end multiprocessors which enable high speed connections to multiple access networks;

  •
  High-capacity computing layer; and

  •
  Large-scale storage layer.

        Each functional layer has several specialized high-end multiprocessor systems operating in parallel. Each CAP facility is fully modular, which provides redundancies within each CAP functional layer. When customer traffic increases, additional capacity is easily added by deploying additional system components or full modules as appropriate within the layer. There are also connecting layers of redundant, fault-detecting load-balancing CAP components between the separate functional layers, designed to ensure trouble-free operation if different components or processes would fail. Mirror Image's system management software connects the layers. As an additional level of security and redundancy, each CAP facility acts as a replacement for the others, redirecting traffic to other nearby CAP facilities in the unlikely event of a catastrophic CAP failure. CAP facilities incorporate proprietary features to maintain fresh content and are equipped with functions for reporting, monitoring and billing.

        Mirror Image's CAP platform is designed to be easily expanded in the critical dimensions of storage capacity, computing power, network connections and bandwidth. CAP facilities include large-scale redundant storage that can be expanded to incorporate additional storage capacity without having to redesign. Mirror Image's modular systems are designed such that extra servers, processors and memory can be added as necessary. New service components can be rapidly added to provide additional performance or new service features while still leveraging the same distributed infrastructure.

        Mirror Image uses third-party products from companies such as Hewlett Packard, Cisco and Concord for monitoring, reporting and performance management.

Additional Business Information

        During our 2001 fiscal year we established the Xcelera Shareholder IPO Participation Program. The purpose of the Program is to allow our shareholders to purchase shares offered in initial public offerings of our portfolio companies at the offering price. During our 2002 and 2003 fiscal year, none of our portfolio companies sold shares in an IPO.

        On July 16, 2000, our Board of Directors approved a share repurchase program allowing us to buy up to 2 million shares of our stock on the open market. Any purchase of our shares is subject to limitations that may be imposed on such purchases by applicable securities laws and regulations and by the rules of the AMEX. The timing of the purchases and the number of shares to be bought at any one time will depend on market conditions. On October 3, 2002, we announced that our Board of Directors had approved a new share repurchase program allowing us to buy up to an additional 5 million shares. During our 2001 fiscal year, we repurchased 232,800 shares and during our 2003 fiscal year, we repurchased 1,715,759 shares. We did not repurchase any shares during our 2002 fiscal year.

Organizational Structure

        The Company's only significant subsidiary is Mirror Image, which is incorporated in Delaware.

Property, Plants and Equipment

        Our registered offices are located at P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Mirror Image's principal executive office is located in Woburn, Massachusetts, where it leases approximately 20,250 square feet under a lease that expires on March 31, 2005. Annual rental payments under this lease totaled approximately $154,000 through November 30, 2001 and increased to approximately $164,000 per year thereafter. In addition, the lease included a one-time payment of 12,000 shares of our common stock.

        Mirror Image has deployed CAPs in Atlanta; Chicago; Dallas; Elmsford, New York; Frankfurt; Hong Kong; London; Los Angeles; Miami; Paris; San Jose; Seattle; Singapore; Sterling, Virginia; Stockholm; Taipei; and Tokyo.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

        The following discussion of our operations should be read in conjunction with our consolidated financial statements and related notes included in this annual report. The following discussion contains forward-looking statements that involve risks and uncertainties, including, but not limited to, those described above under the heading "Risk Factors". Our results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a European technology company focused on founding, developing, operating and financing technology companies and managing our portfolio of assets. Our strategy is to leverage our core competencies in caching, application and content distribution, content management, searching, security solutions, storing and streaming by continuing to acquire interests in technologies, products, services, people and companies, and to manage our portfolio of assets.

        As of June 30, 2003, our portfolio of companies in which we held a 5% or greater interest included Mirror Image, Agentus, Ceetron, Escenic, SOT, Suntail, Wide Computing, FIRM, Ineo and Protegrity. These portfolio companies are listed above under the heading "Overview of Our Portfolio Companies".

        We generate revenues from our consolidated subsidiaries, receive interest and dividends from our investments and realize other income (loss) from sales of our investments when sold at a profit. During the fiscal year ended January 31, 2003, Mirror Image was our only material consolidated subsidiary that generated revenues.

        In March 2000, Exodus agreed to purchase approximately 15% of the fully diluted equity in Mirror Image through a combination of a direct equity investment in Mirror Image and a purchase of Mirror Image shares from us. In connection with the transactions, Mirror Image and Exodus entered into a commercial relationship that has ended following Exodus' bankruptcy during 2001. Pursuant to those transactions, on April 21, 2000 we received $25 million in cash and 6,046,636 shares of Exodus common stock, and Mirror Image received $50 million in cash and 1,469,900 shares of Exodus common stock. In return, Exodus received Mirror Image common stock representing approximately 15% of Mirror Image's outstanding shares on an as-converted basis. During fiscal 2001, we sold all of the shares of Exodus common stock received by Xcelera in the transaction for total cash proceeds of approximately $216 million.

        During the 2002 fiscal year, we disposed of substantially all of our holdings in Daydream, which had acquired E-Game, and our holdings in Wideyes and MNW. Also during the 2002 fiscal year, PC Data, a company in which we had made an investment in the form of a convertible note, repaid all amounts that it owed to us.

        During our 2003 fiscal year, Ineo acquired substantially all assets of ASG.

Operating Results

  Fiscal year ended January 31, 2003 versus fiscal year ended January 31, 2002

        Our net income increased to a gain of $3.6 million for the fiscal year ended January 31, 2003 compared to a loss of $96.3 million for the fiscal year ended January 31, 2002. This increase in net income was primarily due to the following factors, each of which is discussed further below:

  •
  A decrease in our selling, general and administrative expenses to $14.8 million for the 2003 fiscal year from $46.5 million for the 2002 fiscal year; and

  •
  An increase in our other income to a profit of $57.7 million for the 2003 fiscal year from a loss of $37.2 million for the 2002 fiscal year.

        The decrease in our cost of revenue was primarily attributable to a reduction in operating expenses for the CAP facilities and equipment as well as a reduction in personnel costs.

        During the year ended January 31, 2003, we recorded an impairment charge of $12,681,548, of which $11,374,764 is included in cost of revenue and $1,306,784 is included in engineering and development. The decrease in our other selling, general and administrative expenses was primarily attributable to a reduction in personnel and sales related costs during 2003, as well as a $6 million writedown of goodwill during our fiscal 2002.

        The increase in our other income during 2003 was primarily attributable to a $43.8 million gain from extinguishment of debt held by Hewlett-Packard and approximately $14.2 million of favorable performance in our securities portfolio. In addition, our 2002 other income was affected by a $13 million loss on transactions related to our prior ownership of Exodus common stock, a $4 million reserve for notes receivables, writedowns of investments and an increase in our net interest expenses and realized losses during our 2002 fiscal year.

  Fiscal year ended January 31, 2002 versus fiscal year ended January 31, 2001

        Our net income decreased to a loss of $96.3 million for the fiscal year ended January 31, 2002 compared to a profit of $124.3 million for the fiscal year ended January 31, 2001. This decrease in net income was primarily due to the following factors, each of which is discussed further below:

  •
  An increase in our cost of revenue to $37.3 million for the 2002 fiscal year from $22.1 million for the 2001 fiscal year;

  •
  An increase in our selling, general and administrative expenses to $46.5 million for the 2002 fiscal year from $36.8 million for the 2001 fiscal year;

  •
  A decrease in our other income to a loss of $37.2 million for the 2002 fiscal year from a profit of $155.8 million for the 2001 fiscal year; and

  •
  An offsetting increase in our revenue to $3.2 million for the 2002 fiscal year from $0.3 million for the 2001 fiscal year.

        The increase in our cost of revenue was primarily attributable to increased depreciation and amortization expenses incurred during 2002 fiscal year associated with a full year of expenses for CAPs placed in service throughout 2001 as well as a full year of colocation and bandwidth expenses for these CAPs.

        The increase in our selling, general and administrative expenses was primarily attributable to a $6 million writedown of goodwill during our fiscal 2002, and an increase in personnel and sales related costs. Mirror Image also incurred higher occupancy costs due to additional office leases from the Clearway acquisition and for remote sales people. These increases were partially offset by a decrease in advertising and public relations costs.

        The decrease in our other income was primarily attributable to a $13 million loss on transactions related to our prior ownership of Exodus common stock as compared to several transactions that positively impacted our other income for our fiscal year ended January 31, 2001 by $145.3 million in the aggregate. These 2001 transactions were:

  •
  A $348 million realized gain in the fiscal year ended January 31, 2001, which resulted from the April 21, 2000 sale of 1,225,616 shares of our Mirror Image common stock to Exodus in return for $25 million in cash and 6,046,636 shares of Exodus common stock;

  •
  An offsetting $110 million realized loss in connection with the sale of Exodus shares received in the transaction; and

  •
  An offsetting $92.7 million other than temporary impairment of our investments.

        Additional items contributing to this decrease in our other income include, a reserve that we recorded in fiscal 2002 for notes receivables of $4 million, writedowns of investments and an increase in our net interest expenses and realized losses.

Liquidity and Capital Resources

        We have met our short-term and long-term liquidity needs in recent years with proceeds from the issuance of convertible preferred shares, borrowings from our majority shareholder and from sales of investments.

        Consolidated working capital increased to $138.9 million at January 31, 2003 compared to $117.9 million at January 31, 2002. Cash used in operating activities decreased to $7.4 million for the year ended January 31, 2003 as compared to cash used by operating activities of $72.7 million for the year ended January 31, 2002. This decrease was primarily due to the increase in income (loss) from operations. Operating expenses decreased to $58.2 million for the year ended January 31, 2003, compared to $91.8 million for the year ended January 31, 2002, while revenues increased to $4.1 million for the year ended January 31, 2003, from $3.2 million for the year ended January 31, 2002.

        Cash used in investing activities was $5.1 million for the year ended January 31, 2003, as compared to cash provided by investing activities of $13.5 million for the year ended January 31, 2002. This decrease primarily reflects the purchase of marketable securities of $3.2 million during fiscal year ended January 31, 2003, compared to $15.0 million of proceeds from the sale of marketable securities during the fiscal year ended January 31, 2002.

        During the year ended January 31, 2003, we funded approximately $22 million to acquire interests in and make advances to new and existing portfolio companies, primarily to Mirror Image compared to $46 million during the fiscal year ended January 31, 2002. From February 1, 2003 through June 30, 2003, we funded approximately $5 million to acquire ownership interests in or make advances to new and existing portfolio companies, primarily to Mirror Image.

        On April 21, 2000, the transactions among us, Mirror Image and Exodus were completed. Pursuant to those transactions, we received $25 million in cash and 6,046,636 shares of Exodus common stock, and Mirror Image received $50 million in cash and 1,469,900 shares of Exodus common stock. In return, Exodus received Mirror Image common stock representing approximately 15% of Mirror Image's outstanding shares on an as-converted basis. During the year ended January 31, 2001, we sold all of the shares of Exodus common stock received by Xcelera in the transaction for total cash proceeds of approximately $216 million.

        On December 21, 1999, Hewlett-Packard and we entered into a strategic alliance to enhance and expand Mirror Image's global content distribution system. As part of the alliance, Hewlett-Packard agreed to purchase 246,152 shares of our common stock for $2 million in cash and to provide credit to us in an amount of up to $30 million under a convertible note facility that was convertible into our common stock. In March 2000, Hewlett-Packard and we agreed to increase the amount of the note facility to $50 million and the total amount borrowed under this facility was $45.3 million. The convertible note carried a 9% interest rate annually. Pursuant to an agreement between Hewlett-Packard and us dated as of September 25, 2001, the principal on the convertible notes was due in four equal installments on April 30, 2002, July 31, 2002, October 30, 2002 and January 31, 2003, and the related interest similarly became payable on each installment date. The principal and any unpaid accrued interest on the convertible notes were convertible at Hewlett-Packard's option at any time, and the principal and related interest were convertible at our option when due. The conversion price for the initial $7,500,000 was $8.125 per share and for all other amounts $29.37 per share. During our fiscal year 2003, we converted all $45.3 million of principal and approximately $1 million of interest into our common stock and issued approximately 2.2 million shares to Hewlett-Packard. The remaining interest of approximately $1.5 million was paid in cash. We recognized a $43.8 million gain during our fiscal year 2003 relating to the conversion of these notes and accrued interest.

        On November 11, 1999, we issued 100,000 shares of our Series A 10% Convertible Preferred Stock to VBI Corporation in exchange for $10 million. VBI Corporation also received an option to acquire an additional 100,000 shares of Series A 10% Convertible Preferred Stock on the same terms, which option was exercised on June 30, 2000. We have used the proceeds from the VBI Corporation investments to fund additional investments in Mirror Image and our portfolio companies. During our 2003 fiscal year, we repurchased all 200,000 shares of our preferred stock for cash.

        We believe that existing working capital and the availability of available-for-sale securities and investment funds, which could be sold or posted as additional collateral for additional loans, will be sufficient to fund operations, investments and capital expenditures for the foreseeable future. Should additional capital be needed to fund future investment and acquisition activity, we may seek to raise additional capital through public or private offerings of our or our subsidiaries' stock or through debt financing. There can be no assurance, however, that we will be able to raise additional capital on terms that are favorable to us.

Recent Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Recission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30, "Reporting Results of Operations." The provisions of SFAS 145 related to the recission of Statement 4 are effective for fiscal years beginning after May 15, 2002. We adopted SFAS 145 and recorded a gain of approximately $43.8 million, included in other (expense) income, net, that resulted from the extinguishment of convertible notes payable.

        In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The principal difference between SFAS 146 and EITF 94-3 relates to the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date of an entity's commitment to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a material impact on our financial position or results of operations.

        In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires a guarantor to include disclosure of certain obligations, and, if applicable, at the inception of the guarantee, to recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002 and is not expected to have a material impact on us. We have no such obligations that would fall under either the disclosure or recognition requirements of FIN 45.

        In December 2002, FASB issued SFAS No. 148, "Accounting for Stock Based Compensation-Transition and Disclosure," which was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. SFAS 148 will not have any impact on us because we do not plan to implement the fair value method.

        In January 2003, FASB issued Interpretation No. 46, ("FIN 46"), "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 1, 2003 for variable interest entities created prior to February 1, 2003. We are currently studying the impact of this recent pronouncement on its financial position, results of operations or cash flows.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"). This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. We are currently studying the impact of this recent pronouncement on our financial position.

Inflation and Changing Prices

        We do not anticipate any material impact on our revenues or income from operations as a result of the impact of inflation and changing prices.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The following table sets forth information regarding our directors and senior management as of June 30, 2003.

Name	Position
Alexander M. Vik(1)	Chairman of the Board and Chief Executive Officer
Gustav M. Vik(1)	Director, Executive Vice President, Treasurer and Secretary
Michael J. Kugler	Director, Executive Vice President
Hans Eirik Olav	Director

(1)
Mr. Alexander M. Vik and Mr. Gustav M. Vik are brothers.

        Alexander M. Vik has served as our Chairman of the Board and Chief Executive Officer since March 1989. His current term as Chairman continues until the next annual meeting of shareholders and until his successor is duly elected and qualified. Since March 1999, Mr. Vik has been the Chairman of the Board of Mirror Image and since October 2001, Mr. Vik has been the Chief Executive Officer of Mirror Image. Mr. Vik is a Director of Agentus, Wide Computing and a number of other companies.

Since 1986, Mr. Vik has been Chairman and Chief Executive Officer of Vik Brothers International USA Inc. From February 1989 to May 1997, Mr. Vik served as Chairman of the Board and Chief Executive Officer of Vik Brothers Insurance Inc. Mr. Vik holds an A.B. in Economics from Harvard University.

        Gustav M. Vik has served as our Director, Treasurer and Secretary since March 1989, and as our Executive Vice President since 1996. His current term as a Director continues until the next annual meeting of shareholders and until his successor is duly elected and qualified. Since March 1999, Mr. Vik has served as a Director of Mirror Image. Mr. Vik is the Chairman and Chief Executive Officer of Ineo and a director of a number of other companies. Since September 1986, Mr. Vik has been Executive Vice President of Vik Brothers International USA Inc. From September 1986 to April 1997, Mr. Vik was the President and Chief Operating Officer of Vik Brothers Insurance Inc. Mr. Vik attended the University of Stockholm from 1978 to 1981.

        Michael J. Kugler has served as our Executive Vice President, responsible for managing financial operations and investor relations, since October 2000. He has served as our Director since December 2000. His current term as a Director continues until the next annual meeting of shareholders and until his successor is duly elected and qualified. Mr. Kugler also serves as a Director of Mirror Image. Prior to joining Xcelera, Mr. Kugler was most recently Executive Vice President of the Government Securities Department at Daiwa Securities America Inc. since 1992. From 1984 to 1992, he was Executive Vice President and a member of the Board of Directors at Drexel Burnham Lambert Inc. and Chairman of Drexel Burnham Lambert Government Securities Inc. From 1977 to 1984, Mr. Kugler was Chairman of the Government Securities Division at Merrill Lynch. He was also a General Partner in Fixed Income at Salomon Brothers for 20 years beginning in 1957. Mr. Kugler attended the Baruch School of Business of the City College of New York. He received an Honorary Doctorate of Business Administration degree from Hawthorne College of Antrim, N.H. in 1980, and he is a member of the Washington Quarterly Roundtable of the Center for Strategic and International Studies of Washington, D.C.

        Hans Eirik Olav has served as our Director since December 2000. His current term as a Director continues until the next annual meeting of shareholders and until his successor is duly elected and qualified. Mr. Olav is Chairman of Wide Computing, and a Director of FIRM, Suntail, Agentus and Ceetron. Mr. Olav holds an MBA from University of Miami and a BBA from University of Georgia.

Compensation

        We paid an aggregate of $356,518 to our directors and officers during the 2003 fiscal year, and an aggregate of $506,518 was expensed for our directors and officers, as a group, for services in all capacities. As of January 31, 2003, an aggregate of $522,166 was payable to our current and former officers and directors, as a group, for services in all capacities. Mirror Image paid $100,000 and $50,000 to Alexander M. Vik and Gustav M. Vik, respectively, during our 2003 fiscal year.

Employees

        We and Mirror Image employed approximately 100, 145 and 244 persons as of January 31, 2003, 2002 and 2001, respectively. None of the employees is represented by a labor union, and we consider our relations with our employees to be positive. We have not experienced any work stoppages. Competition for technical and financial personnel in our industry is intense. We believe that our future success depends in part on our continued ability to hire, assimilate and retain qualified personnel. To date, we believe that we have been successful in recruiting qualified employees.

Share Ownership

  Share Ownership in the Company

        Our share capital consists of common stock, par value $0.01 per share. We are controlled by VBI Corporation, which owns 61% of our outstanding voting securities. Alexander M. Vik, our Chairman and Chief Executive Officer, is a Director and officer of VBI Corporation.

        The following table sets forth certain information as of June 30, 2003, with respect to all shareholders known by the Company to be owners of more than 5% of our common stock and preferred stock and the total amount of common stock and preferred stock owned by all directors and senior management named above under the heading "Directors and Senior Management". As of June 30, 2003, we had 126,128,523 shares of common stock outstanding (excluding shares issuable upon exercise of options), of which VBI Corporation and our directors and senior management as a group collectively owned 90,659,000 shares and other shareholders owned 35,469,523 shares.

Title of Class	Identity of Shareholder	Amount Owned(1)		Percent of Class Owned(1)
Common Stock
	VBI Corporation	77,182,000		61.2%
	Alexander M. Vik*	12,384,000		9.8%
	Gustav M. Vik*	7,008,000	(2)	5.3%	(2)
	Michael J. Kugler	85,000	(3)	**
	Hans Eirik Olav	0		**

*
Alexander M. Vik and Gustav M. Vik are brothers.

**
Less than 1%.

(1)
Calculated based on 126,128,523 shares of common stock of the Company outstanding as of June 30, 2003, plus, for each shareholder, shares of common stock issuable upon exercise of options that are exercisable into its common stock as of June 30, 2003. Shares which are issuable upon exercise of options are not included in the 126,128,523 outstanding shares of common stock because they are not yet outstanding.

(2)
Consists of 1,008,000 shares of common stock and options to purchase 6,000,000 shares of common stock at an exercise price of $0.14 per share. The options are currently exercisable and expire on April 30, 2008. The "Percent of Class Owned" is calculated based on (x) the 1,008,000 outstanding shares owned plus 6,000,000 shares issuable upon exercise of his options divided by (y) the sum of 126,128,523 common shares outstanding and the 6,000,000 shares issuable upon conversion of his options.

(3)
Pursuant to an agreement with one of our affiliates, Mr. Kugler may be granted options to acquire up to 400,000 shares of our common stock, at an exercise price of $1.57 per share. If granted, these options would vest and become exercisable at a rate of 25% per year.

  Stock Option Plans

  Xcelera's 1999 Incentive Plan for Employees of Mirror Image

        Our Board of Directors and shareholders have adopted the 1999 Incentive Plan for Employees of Mirror Image (the "1999 Incentive Plan"), which provides for the issuance of up to 25,512,000 shares of our common stock through the grant of incentive and non-qualified stock options. Stock options can be issued by action of our Board of Directors, or a committee thereof or executive officers of Xcelera, to key employees, officers, directors, consultants and advisors of Mirror Image, and any of its subsidiaries as a long-term incentive. These persons, as described in the 1999 Incentive Plan, are designated by the Administrator in its sole discretion. All current employees, officers, directors, consultants and advisors of Mirror Image are eligible to be designated as participants.

        Stock options under the 1999 Incentive Plan will provide for an exercise price per share determined by the Administrator in accordance with the 1999 Incentive Plan, subject to applicable statutory requirements in connection with incentive stock options. The options will be exercisable as specified by the Administrator at the time of the grants. Options will be exercisable for a period determined by the Administrator but not in excess of 10 years after grant.

        We did not issue any options pursuant to this plan during our 2003 fiscal year and we may or may not issue any further options pursuant to this plan.

  Mirror Image's 1999 Employee Stock Option Plan

        On July 23, 1999, Mirror Image's Board of Directors adopted the 1999 Employee Stock Option Plan (the "1999 Option Plan") for the issuance of incentive and nonqualified stock options. The number of shares of common stock reserved for issuance under the 1999 Option Plan is 20.

        Under the terms of the 1999 Option Plan, the exercise price of incentive stock options granted must not be less than the fair market value of the common stock on the date of grant, as determined by Mirror Image's Board of Directors. The exercise price of nonqualified stock options may be less than the fair market value of the common stock on the date of grant, as determined by Mirror Image's Board of Directors, but in no case may the exercise price be less than the statutory minimum. Vesting of options granted (currently four years) is at the discretion of Mirror Image's Board of Directors. The term of options granted cannot exceed 10 years. The 1999 Option Plan also includes acceleration provisions in the event of a change in control of Mirror Image.

  Mirror Image's 2002 Employee Stock Option Plan

        In April 2002, Mirror Image adopted the 2002 Stock Option Plan (the "2002 Option Plan"), which allows for the granting of 684 options to individuals. The terms of the 2002 Option Plan are essentially the same as the 1999 Option Plan except that the 2002 Option Plan does not include acceleration provisions in the event of a change in control of Mirror Image. Under the 2002 Option Plan, Mirror Image granted options to purchase 25 shares of common stock at an exercise price of $10,000 per share to individuals. Additionally, upon the conversion into equity of at least $2,000,000 of Mirror Image's convertible debt, the option holders can purchase additional shares of Mirror Image common stock at $10,000 at the rate of an additional 45% for each $1,000,000 increment of the debt cumulatively converted into Mirror Image common stock up to a maximum of 452 shares of Mirror Image common stock.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders

        Information regarding control of the Company and shareholders known to beneficially own 5% or more of the Company's voting securities is disclosed above under the heading "Share Ownership". None of the Company's major shareholders have voting rights that differ from the voting rights associated with the Company's common stock.

        As of January 31, 2003, we had 480 holders of record, including 458 with U.S. addresses, including shares held in street name in the United States. As of January 31, 2003, approximately 24% of our outstanding common stock was held in the United States, including shares held in street name in the United States. In addition, as of January 31, 2003, there were still 7 record holders of The Scandinavia Fund, Inc., a Maryland investment company whose assets we purchased on February 21, 1989, who had failed to surrender their shares of the Fund in exchange for shares of our common stock.

Related Party Transactions

        In December 2001, we advanced approximately $33,138 on behalf of Juno Finans AS ("Juno Finans"), a company affiliated with Hans Eirik Olav, one of our directors, to a third party in which we have an ownership interest. We recorded the amount as a receivable and it has subsequently been repaid. For the years ended January 31, 2003, 2002 and 2001 we paid $111,118, $33,499 and $0, respectively, to Juno Finans for administrative services provided.

        Included in general and administrative expenses for the year ended January 31, 2003, 2002 and 2001 are management fees paid to an affiliated company, pursuant to a management agreement, equal to $538,252, $1,800,000 and $562,000, respectively. As of January 31, 2003 and 2002, we had $0 and $261,748 payable to this company.

        We paid $358,750 to an officer for the year ended January 31, 2003 as reimbursement of administrative expenses.

        Included in other assets as of January 31, 2003 and 2002 are $1,810,122 and $1,135,889, respectively, of life insurance premium payments made to an insurance company on behalf of two of our Directors, Mr. Gustav M. Vik and Mr. Alexander M. Vik. During fiscal year 2000, the Directors signed a collateral agreement on these policies giving us the right to collect all premiums paid on behalf of the directors, in the event of their death or other termination of the policies.

        On November 11, 1999, we issued 100,000 shares of our Series A 10% Convertible Preferred Stock, stated value $100 per share, for $10 million in cash to VBI Corporation, our majority shareholder, in exchange for $10 million. As part of the transaction, VBI Corporation also received an option to acquire an additional 100,000 shares of our Series A 10% Convertible Preferred on the same terms, which option was exercised on June 30, 2000. During our 2003 fiscal year, we repurchased all 200,000 shares of our preferred stock for cash.

        During the 2002 fiscal year, we sold to VBI Corporation our holdings in an investment fund for $3.3 million in cash, the market value of our holdings in the fund, and we advanced $4.0 million to VBI Corporation. We charged 6% interest on advances to VBI Corporation. During the 2002 fiscal year VBI Corporation paid $6.0 million to us. At January 31, 2002, we had a $1.5 million net receivable from VBI Corporation, including accrued interest. VBI Corporation repaid all amounts owed during our fiscal year 2003.

        During the years ended January 31, 2001, 2002 and 2003, we funded an aggregate of approximately $90 million, $46 million and $22 million, respectively, in new and existing portfolio companies, including Mirror Image.

Item 8.    FINANCIAL INFORMATION.

Consolidated Financial Statements

        See our financial statements in Item 18.

Legal Proceedings

        In 2000, we were named as a respondent in an arbitration proceeding in Sweden initiated by two claimants relating to the sale of common stock of Mirror Image, our principal operating subsidiary, to us and various other parties. The claimants were the former parent company of Mirror Image, and another investor in Mirror Image. In September 2001 the arbitral tribunal rendered its arbitral award under which the former parent's claims were dismissed in their entirety. However, the arbitral tribunal ruled that the applicable underwriting agreement between us and the other investor in Mirror Image is invalid and that we are liable and must compensate the other investor for damages suffered, if any, as a result of certain decisions regarding the issuance of shares of Mirror Image. In order for the other investor to claim such damages, the investor must initiate new proceedings. As of today, no proceedings have been commenced. We do not believe the other investor has suffered any damages and would vigorously defend any damage claim it may assert. However, depending on the amount and timing, an unfavorable resolution of this matter could materially adversely affect our future results or expenses in a particular period. We have not included any provision for any liability in our consolidated financial statements that may result from such proceeding.

        Since on or about August 11, 2000, approximately nineteen plaintiffs have commenced nearly identical class action lawsuits alleging securities fraud against us and two of our directors, Alexander M. Vik and Gustav M. Vik. These class actions were consolidated in January 2001 in the United States District Court for the District of Massachusetts and the plaintiffs filed an Amended Complaint on April 2, 2001. The Amended Complaint alleges claims of securities fraud under Section 10(b) of the Securities Exchange Act of 1934 against all defendants and under Sections 20(a) and 20A against Alexander M. Vik and Gustav M. Vik. The plaintiffs claim that the defendants failed to disclose the tax ramifications of our sale of Mirror Image common stock to Exodus, that Alexander M. Vik and Gustav M. Vik sold our stock while its price was inflated, and that the defendants failed to disclose a dispute over our ownership of shares in Mirror Image based on the allegations made by another party in an action brought in the Southern District of New York entitled JAM Investments, Ltd. and Kahnberget Holdings, Ltd. v. Alexander Vik and VBI Corp. (the "JAM Litigation"). On May 31, 2001, we, along with the other defendants, moved to dismiss the action in its entirety on a number of grounds. On March 8, 2002, the Court granted our motion to dismiss with respect to disclosure of the tax ramifications and denied it with respect to the ownership allegations. Following the partial denial of our motion to dismiss the Amended Complaint, we moved for reconsideration and for judgment on the pleadings because, among other things, the claims in the JAM Litigation were dismissed with prejudice and we believe that no damages were caused. The plaintiffs also moved for reconsideration of the portion of our motion to dismiss that had been granted. The Court denied all of these motions on April 23, 2002. In early 2003, the plaintiffs moved for certification of the case as a class action. The defendants opposed the motion. The Court conducted a hearing on June 17, 2003 to consider the motion. At that time, the Court did not certify a class, and it indicated that an evidentiary hearing may be required to resolve the motion. Such a hearing has tentatively been scheduled for September 2003. During the class certification proceedings, no discovery has taken place on the underlying claims. We believe that the lawsuit is without merit and that no damages were caused by the alleged conduct, and we are contesting it vigorously. Depending on the amount and timing, an unfavorable resolution of this matter could materially adversely affect our future results or expenses in a particular period. We have not included any provision for any liability in our consolidated financial statements that may result from this proceeding.

        On or about November 15, 2000, we, along with directors Alexander M. Vik and Gustav M. Vik and former director Hans Magnus Fajerson, as well as Mirror Image, were named defendants in an action brought in the Court of Chancery in the State of Delaware by several minority shareholders of Mirror Image, the same group who also brought the arbitration claim against us. The suit purports to assert the same or related claims as made in the arbitration described above but in a different forum and under different legal theories, including breach of fiduciary duty, fraud, civil conspiracy, interference with contract, and misappropriation of corporate opportunity. The various causes of action allegedly arise out of actions taken by us, Alexander M. Vik, Gustav M. Vik, Hans Magnus Fajerson and Mirror Image during 1999 pertaining to investments that we made in Mirror Image, and the corresponding issuance of shares by Mirror Image, as well as out of our sale during 2000 of Mirror Image stock to Exodus. The plaintiffs seek unspecified monetary damages against us and a transfer and assignment of Mirror Image shares held by us to them. On January 11, 2001, we, along with the other defendants, moved to dismiss the suit in its entirety, on a number of grounds. On December 20, 2001, the Court of Chancery issued a decision granting summary judgment in favor of the defendants and dismissing all claims against all defendants. Thereafter, the plaintiffs filed an appeal with the Delaware Supreme Court challenging a portion of the decision. On November 4, 2002, the Delaware Supreme Court reversed the Court of Chancery's ruling, thereby reinstating the portion of the case which was subject to the appeal. The case is now in the discovery phase, which is expected to continue into early 2004. We believe that the lawsuit is without merit and are contesting it vigorously. However, depending on the amount and timing, an unfavorable resolution of this matter could materially adversely affect our future results or expenses in a particular period. We have not included any provision for any liability in our consolidated financial statements that may result from this proceeding.

        Also, from time to time, we are involved in legal actions incurred in the ordinary course of business. While the ultimate outcome of these matters is not determinable, we do not believe that the resolution of these matters will have a material adverse effect on our future results in a particular period.

Item 9.    THE OFFER AND LISTING.

Market Price Information

        Our common stock is principally traded on the AMEX under the symbol "XLA". The tables below sets forth, for the periods indicated, the high and low closing prices per share for our common stock, as reported on the AMEX composite tape and adjusted for stock splits.

  Last Five Years by Year

	High	Low
Fiscal Year Ended:
January 31, 1999	$0.19	0.09
January 31, 2000	37.50	0.13
January 31, 2001	111.75	2.94
January 31, 2002	8.31	1.05
January 31, 2003	1.94	0.31

  Last Two Years by Quarter

	High	Low
Fiscal Year 2002:
Quarter ended April 30, 2001	$8.31	3.29
Quarter ended July 31, 2001	6.77	2.51
Quarter ended October 31, 2001	3.00	1.05
Quarter ended January 31, 2002	2.98	1.57
Fiscal Year 2003:
Quarter ended April 30, 2002	$1.94	1.15
Quarter ended July 31, 2002	1.50	0.64
Quarter ended October 31, 2002	0.78	0.31
Quarter ended January 31, 2003	1.55	0.56

  Last Six Months

	High	Low
July 2003 (through July 30)	$1.75	$1.35
June 2003	1.75	1.25
May 2003	1.17	0.85
April 2003	1.05	0.61
March 2003	0.69	0.61
February 2003	0.76	0.62

Item 10.    ADDITIONAL INFORMATION.

Memorandum and Articles of Association

  Registered Office

        The Company has been assigned registration number CR-30564 by the registrar of companies in the Cayman Islands. The registered office is located at Ugland House, P.O. Box 309GT, South Church Street, George Town, Grand Cayman, Cayman Islands.

  Objects and Purpose

        Paragraph 3 of the Memorandum of Association ("Memorandum of Association"), adopted by Special Resolution on April 7, 2000, provides that the objects of the Company are unrestricted.

  Directors

        Articles 59 and 60 of the Articles of Association of the Company ("Articles of Association") provide that a director may vote in respect of any contract or proposed contract or arrangement notwithstanding the director's interest, so long as the nature of the interest of the director in question is disclosed prior to the consideration or vote on the applicable contract or arrangement, and that an interested director will not be liable to the Company for any profit realized through any such contract or arrangement. Article 53 provides that directors' compensation shall from time to time be determined by the directors of the Company. Article 66 provides that directors may pay a pension or allowance on retirement to any director who has held any other salaried office within the Company. Article 67 provides that directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party. Article 57 provides that the directors of the Company are not required to own shares of the Company in order to serve as directors unless such a requirement is fixed by the Company at a shareholders' meeting.

  Rights, Preferences and Restrictions of Share Capital

        The Company's Memorandum of Association authorizes the issuance of 400,000,000 shares of a nominal or par value of US$0.01 per share; 395,000,000 of such shares have been designated ordinary shares, which we sometimes refer to as our common stock, and 5,000,000 of such shares have been designated preferred shares. The Company's board may, from time to time, allot, issue, grant options over or otherwise dispose of shares of the Company with preferred, deferred or other special rights or restrictions.

  Ordinary Shares

        Upon issuance and once payment is received, the ordinary shares are fully paid and accordingly no further capital may be called for by the Company from any holder of the ordinary shares outstanding. Under Cayman Islands law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2003 Revision) and the Articles of Association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of the ordinary shares.

  Preferred Shares

        The Company has authorized the issuance of 5,000,000 shares of preferred stock, 200,000 of which have been designated Series A 10% Convertible Preferred Stock. We repurchased all 200,000 outstanding shares of our preferred stock during our 2003 fiscal year.

  Dividends

        The holders of ordinary shares are entitled to receive, when, as and if declared by the board of directors of the Company out of legally available funds, dividends and other distributions in cash, shares or property of the Company, subject to the preferential dividend rights of any outstanding preferred shares. Dividends or distributions so declared by the Company's board of directors shall be paid ratably to the holders of the ordinary shares.

  Voting

        Except as provided by statute or the Articles of Association, holders of ordinary shares have the sole right and power to vote on all matters on which a vote of the Company's shareholders is to be taken. At every meeting of the shareholders, each holder of the ordinary shares is entitled to cast one vote provided such holder is present in person or by proxy for each ordinary share standing in its name as of the record date for such a vote.

  Liquidation

        In case of the voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of creditors of the Company, the remaining assets and funds of the Company available for distribution to the Company's shareholders shall be divided among and paid ratably to the holders of the ordinary shares, subject to the liquidation preferences of any then outstanding preferred shares.

  Shareholders' Meetings

        The Articles of Association provide that an annual general meeting of shareholders shall be held each calendar year unless the Company in a general meeting waives this requirement for any particular year or years at an annual meeting. Other general meetings of the shareholders may be held at such time as the directors see fit. Additionally, in accordance with the Articles of Association holders of 25% or more of the voting shares of the Company may request the directors to convene a general meeting, and if the directors do not so convene a general meeting within 21 days of the request then the persons making the request, or any of them representing more than 50% of the total voting rights of all such persons, may themselves convene a general meeting. The quorum for all general meetings is members holding a majority of the voting shares of the Company.

        The Articles of Association establish an advance notice procedure for shareholders' meetings. In accordance with these procedures, the Company must, in order to convene a general meeting, provide notice of not less than 10 days nor more than 90 days prior to the general meeting. The notice must specify the time, place and general nature of the meeting. Absent these procedures, a general meeting may still be duly convened if:

  •
  in the case of an annual general meeting, it is called for by all of the Company's shareholders; and

  •
  in the case of any other general meeting, it is called for by holders of at least 75% of the Company's voting shares.

Material Contracts

        Other than the contracts listed under "Item 19. Exhibits" and described elsewhere in this annual report, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of our business.

Exchange Controls

        There are no Cayman Islands governmental laws, decrees or regulations that currently restrict the export or import of capital or payments to non-residents of the Cayman Islands.

Cayman Tax Considerations

        Based on the advice of counsel in the Cayman Islands, the Company is not aware of any taxes imposed by the Cayman Islands on U.S. holders of shares of our common stock. In addition, there is presently no taxation imposed on the income of a Cayman Islands' company by the government of the Cayman Islands. If any form of taxation were to be enacted, the Company has been granted an exemption therefrom to the year 2008. There is no tax treaty between the U.S. and the Cayman Islands.

United States Federal Income Tax Considerations

        The following discussion summarizes the material United States federal income tax considerations for beneficial owners of shares of our common stock, that hold those shares as a capital asset, and that are "U.S. persons" under the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is intended only as a descriptive summary, and does not purport to be a complete analysis or listing of all possible tax considerations. Under the Code, a "U.S. person" is:

  •
  a citizen or resident of the United States;

  •
  a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if (x) it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control substantial decisions of the trust or (y) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        Except where noted, this summary does not deal with special situations, such as those of

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons liable for the alternative minimum tax;

  •
  financial institutions;

  •
  tax-exempt entities;

  •
  insurance companies;

  •
  persons holding shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

  •
  persons owning 10% or more of the voting stock of the Company; or

  •
  persons whose functional currency is not the United States dollar.

        Furthermore, the discussion below is based on the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

        If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

        You should consult your own tax advisor concerning the United States federal income tax consequences of the purchase, ownership or disposition of our shares in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

  Taxable Year

        While we maintain a January 31 fiscal year for financial reporting purposes, our taxable year to the extent relevant for United States tax purposes is the calendar year.

  Special Rules for Foreign Corporations

        The Code contains a number of special rules that are applicable to U.S. persons who are owners of stock of foreign corporations like us. Under these rules, which we discuss below, you may be required to include in your taxable income your share of our income, whether or not we make any distributions to you. In addition, these rules may affect the tax consequences arising from a sale or other disposition of your shares.

  Foreign Personal Holding Company

        A foreign corporation is classified as a foreign personal holding company if:

  (1)
  at any time during the corporation's taxable year, five or fewer individuals, who are United States citizens or residents, directly or indirectly own more than 50% of the corporation's stock, by either voting power or value (the "shareholder test"); and

  (2)
  the corporation receives at least 60% of its gross income, 50% after the initial year of qualification, in each case as adjusted, for the taxable year from certain passive sources (the "income test").

        Although we met the shareholder test and income test in the taxable year ended December 31, 2000 and were treated as a foreign personal holding company for that year, we do not believe we were a foreign personal holding company in the taxable years ended December 31, 2001 or 2002. However, there can be no assurance that we are not currently a foreign personal holding company or will not become a foreign personal holding company in the future.

        If we are a foreign personal holding company, you would be required, regardless of your percentage ownership, to include in income, as a dividend, your pro rata share of our (or certain of our foreign subsidiary's) undistributed foreign personal holding company income—generally, taxable income with certain adjustments—if you hold shares on the last day of our taxable year or, if earlier, the last day on which we satisfied the shareholder test described above. In addition, if we are a foreign personal holding company and you acquired your shares from a decedent, you would not receive a "stepped-up" basis in that stock. Instead, you would have a tax basis equal to the lower of the fair market value of those shares or the decedent's basis in them.

        You should consult your own tax advisors concerning the United States federal income tax consequences of holding shares in a foreign personal holding company.

  Passive Foreign Investment Company

        In general, a company is considered a passive foreign investment company for any taxable year if either

  •
  at least 75% of its gross income is passive income, or

  •
  at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

        The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. The Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. If we own at least 25% by value of another company's stock, we are treated, for purposes of the passive foreign investment company rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

        In determining our asset and income composition for these tests, certain significant assumptions, including interpretation of certain rules and regulations, concerning the valuation of our assets and classification of our income are necessary. Based on the composition of our income and valuation of our assets and such assumptions used in the determination thereof, we may or may not be a passive foreign investment company. The Internal Revenue Service has not provided clear guidance on the interpretation of these rules and it is possible that the Internal Revenue Service may challenge any determination of the value of our assets or the nature of our income with the result that we would be classified as a passive foreign investment company. In addition, in the absence of complete information concerning some of our former subsidiaries there can be no assurances that we were not a passive foreign investment company for one or more prior years. There is particular uncertainty regarding our status under the passive foreign investment company rules for our fiscal year ended January 31, 1993, since we were then involved in certain litigation which may have affected our entitlement to look-through treatment with respect to Rochfield Limited, a United Kingdom corporation ("Rochfield"), and since we were able to obtain only limited information concerning the assets and business operations of Rochfield and its subsidiary for the 13-month period ended January 31, 1993.

        If we are a passive foreign investment company for any taxable year during which you hold our stock, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition, including a pledge, of our stock. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our stock will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain from disposition will be allocated ratably over your holding period for our stock;

  •
  the amount of the excess distribution or gain from disposition allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income; and

  •
  the amount of the excess distribution or gain from disposition allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        If you hold our shares in any year in which we are a passive foreign investment company, you are required to file Internal Revenue Service Form 8621.

        In certain circumstances, a U.S. person, in lieu of being subject to the rules discussed above, may make an election to include gain on the stock of a passive foreign investment company as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to you because our stock is listed on the American Stock Exchange which constitutes a qualified exchange as designated in the Internal Revenue Code, although there can be no assurance that our stock will be "regularly traded."

        If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your passive foreign investment company stock at the end of the year over your adjusted tax basis in the stock. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted tax basis in the passive foreign investment company stock will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the stock is no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

        Alternatively, a U.S. person owning shares of a passive foreign investment company can sometimes avoid the rules described above by electing to treat us as a "qualified electing fund" under Section 1295 of the Code. This option is not available to you because we do not comply with the requirements necessary to permit U.S. persons to make this election.

        You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding our stock if we are considered a passive foreign investment company in any taxable year.

  Controlled Foreign Corporation

        For the purposes of this paragraph, we will refer to U.S. persons that own—or are deemed for United States federal income tax purposes to own, pursuant to complex attribution and constructive ownership rules—10% or more of our voting stock or the voting stock of any of our non-United States subsidiaries as "10% Shareholders." If 10% Shareholders own, in the aggregate, more than 50%, measured by voting power or value, of our stock or the stock of any of our non-United States subsidiaries, directly, indirectly, or by attribution, we or any such non-United States subsidiary would be a controlled foreign corporation. If we are characterized as a controlled foreign corporation, then a portion of our undistributed income may be includable in the taxable income of our 10% Shareholders, and all or a portion of the gain recognized by such 10% Shareholders on the disposition of their stock, which could otherwise qualify for capital gains treatment, may be converted into ordinary dividend income. In addition, unless our stock has been regularly traded on an established securities exchange for each quarter during the year, we would have to determine whether we are a passive foreign investment company by reference to the tax basis, rather than the fair market value, of our assets.

        It is possible that we may become a controlled foreign corporation in the future. However, except as it may impact our status as a passive foreign investment company, controlled foreign corporation status generally only has potentially adverse consequences to 10% Shareholders. If we are also characterized as a foreign personal holding company, 10% Shareholders would be required to include only amounts required to be included in income under the controlled foreign corporation rules.

  Taxation of Dividends

        Subject to the discussion above regarding the various special rules applicable to foreign corporations, cash dividends paid to you with respect to our shares will be treated as dividend income, to the extent paid out of current or accumulated earnings and profits, as determined under United States federal income tax principles. This income will be includable in your gross income as ordinary income on the day you receive it. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        For purposes of calculating the foreign tax credit, dividends paid on our shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. persons, "financial services income", which are treated separately from other types of income in computing the foreign tax credit allowable to U.S. persons under United States federal income tax laws.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the shares (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

  Taxation of Capital Gains

        For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of your shares in an amount equal to the difference between the amount realized for the shares and your basis in the shares. Subject to the discussion above regarding the passive foreign investment company and controlled foreign corporation rules, such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss.

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds received on the sale, exchange, or redemption of the shares paid to you within the United States (and in certain cases, outside of the United States) unless you are one of certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability.

Documents on Display

        We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information regarding the Washington D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. Certain of our SEC Filings are also available to the public on the SEC's website at http://www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions in Section 16 of the Exchange Act.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

        Our investments at January 31, 2003 include positions in companies in the technology industry sector. This sector has experienced significant historical volatility in its stock prices and credit quality. Though we typically do not attempt to reduce or eliminate market exposure on these securities, we may engage in derivative activities from time to time in the future to reduce the market exposure on our securities and investments. There can be no assurances that such derivative activities will not result in a material impact on our consolidated financial statements in any period.

        We are exposed to price risks on the marketable portion of our portfolio of assets. At January 31, 2003, we held marketable securities with a fair value of approximately $19.2 million. We may or may not use derivative financial instruments to limit our exposure to market risk associated with these marketable securities. A hypothetical decrease of 10% of the overall value of our marketable securities would result in a decrease in our portfolio of these securities of $1.9 million.

        We have historically had exposure to changes in foreign currency exchange rates as we have equity interests in companies that hold assets and liabilities, earn income and pay expenses in a variety of currencies. As we continue to expand globally, the risk of foreign currency exchange rate fluctuation may increase. Therefore, in the future, we may utilize derivative instruments to mitigate foreign currency exchange fluctuation risk. There can be no assurances that such hedging activities will not result in a material impact on our financial statements in any period.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

        Not applicable.

PART II

Item 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        Not applicable.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        None.

Item 15.    [RESERVED]

Item 16.    [RESERVED]

PART III

Item 17.    FINANCIAL STATEMENTS.

        Included in Item 18.

Item 18.    FINANCIAL STATEMENTS.

        Financial statements begin at page F-1, and are incorporated herein by reference.

Item 19.    EXHIBITS.

        The exhibits listed on the Exhibit Index hereof are filed herewith in response to this item.

SIGNATURES

        The registrant herby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: July 31, 2003	XCELERA INC.

	By:	/s/ ALEXANDER M. VIK

Chairman of the Board and Chief Executive Officer

CERTIFICATION

I, Alexander M. Vik, certify that:

1.
I have reviewed this annual report on Form 20-F of Xcelera Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 31, 2003

/s/ ALEXANDER M. VIK
Alexander M. Vik,
Chairman of the Board and Chief Executive Officer, Xcelera Inc.

CERTIFICATION

I, Gustav M. Vik, certify that:

1.
I have reviewed this annual report on Form 20-F of Xcelera Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 31, 2003

/s/ GUSTAV M. VIK Gustav M. Vik,
Director, Executive Vice President, Treasurer and Secretary, Xcelera Inc.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and
Board of Directors of
Xcelera Inc.
Grand Cayman, Cayman Islands

        We have audited the accompanying consolidated balance sheet of Xcelera Inc. (formerly Xcelera.com Inc. and The Scandinavia Company, Inc.) and subsidiaries (the "Company") as of January 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of Xcelera Inc. and subsidiaries as of January 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP
New York, New York
July 2, 2003

INDEPENDENT AUDITORS' REPORT

To the Shareholders and
Board of Directors of
Xcelera Inc.
Grand Cayman, Cayman Islands

        We have audited the accompanying consolidated balance sheet of Xcelera Inc. (formerly Xcelera.com Inc. and The Scandinavia Company, Inc.) and subsidiaries (the "Company") as of January 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended January 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of Xcelera Inc. and subsidiaries as of January 31, 2002, and the results of their operations and their cash flows for the years ended January 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Stamford, Connecticut July 24, 2002

XCELERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars)

	As of January 31,
	2003	2002
Current assets:
Cash and cash equivalents	$137,362,179	$172,135,296
Accounts receivable, net of allowances of $1,249,458 and $757,285 at January 31, 2003 and 2002	1,130,667	2,610,642
Marketable securities, at fair value	19,178,060	2,558,834
Prepaid expenses and other current assets	200,527	1,290,532

Total current assets	157,871,433	178,595,304
Property and equipment, net	1,728,869	35,453,139
Other assets	2,026,386	3,336,750

Total assets	$161,626,688	$217,385,193

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,907,138	$5,251,186
Accrued expenses	1,357,618	2,266,992
Securities sold, not yet purchased	15,315,371	6,106,130
Current portion of obligations under capital lease	435,822	1,620,745
Distributions payable to preferred shareholder	—	166,667
Current portion of convertible notes payable	—	45,328,102

Total current liabilities	19,015,949	60,739,822
Obligation under capital leases, less current portion	303,838	759,649

Total liabilities	19,319,787	61,499,471
Commitments and contingencies (Note N):
Shareholders' equity:
Preferred stock, stated value $100 per share, 5,000,000 shares authorized; 0 and 200,000 shares issued and outstanding at January 31, 2003 and 2002, respectively	—	20,000,000
Common stock, par value $.01 per share, 400,000,000 authorized; 174,026,312 and 162,026,312 shares issued and 126,128,523 and 113,598,496 shares outstanding at January 31, 2003 and 2002, respectively	1,740,264	1,620,264
Additional paid-in capital	136,759,468	133,042,128
Treasury stock, at cost; 47,897,789 and 48,427,816 shares at January 31, 2003 and 2002, respectively	(7,789,059)	(7,527,686)
Accumulated earnings	12,023,724	10,225,507
Accumulated other comprehensive loss	(427,496)	(1,474,491)

Total shareholders' equity	142,306,901	155,885,722

Total liabilities and shareholders' equity	$161,626,688	$217,385,193

The accompanying notes are an integral part of these financial statements.

XCELERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. Dollars)

	Years Ended January 31,
	2003	2002	2001
REVENUE	$4,063,047	$3,176,891	$299,619
COSTS AND EXPENSES:
Costs of revenues	36,811,957	37,345,825	22,100,262
Engineering and development	6,546,887	7,940,820	5,767,849
Selling, general and administrative	14,825,435	46,530,520	36,795,938

Total costs and expenses	58,184,279	91,817,165	64,664,049

Operating loss	(54,121,232)	(88,640,274)	(64,364,430)
Other income (expense), net	57,687,080	(37,214,577)	155,771,516
Minority interest in net loss of consolidated subsidiary	—	29,557,734	32,862,831

Net Income (Loss)	3,565,848	(96,297,117)	124,269,917
Preferred stock dividends	1,767,631	1,999,294	1,603,854

Net income (loss) available to common shareholders	$1,798,217	$(98,296,411)	$122,666,063

Earnings (Loss) per share:
Basic:
Net income (loss) available to common shareholders	$0.02	$(0.87)	$1.12

Diluted:
Net income (loss) available to common shareholders	$0.01	$(0.87)	$0.95

Weighted average shares outstanding:
Basic	117,471,280	113,140,515	109,641,509

Diluted	129,357,870	113,140,515	128,886,171

The accompanying notes are an integral part of these financial statements.

XCELERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. Dollars)

	Year ended January 31,
	2003	2002	2001
Operating activities:
Net income (loss)	$3,565,848	$(96,297,117)	$124,269,917
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	22,224,293	27,984,002	11,442,512
Gain on debt conversion	(43,833,759)	—	—
Interest on debt, converted to stock	1,019,882	—	—
Impairment and loss on equipment	12,726,267	1,656,535	2,372
Provision for notes receivable	2,874,195	5,321,273
Equity in loss of unconsolidated subsidiaries	532,106	—	—
Loss (Gain) on sale of marketable securities	—	10,314,313	(191,348,763)
Write-down of investments	2,275,283	276,811	60,483,139
Minority interest in net loss of consolidated subsidiary		(29,557,734)	(32,862,831)
Stock-based compensation	—	484,295	2,629,353
Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	1,433,314	(471,598)	(2,167,078)
(Increase) Decrease in marketable securities	(7,409,985)	20,531,475	—
Decrease (Increase) in prepaid expenses and other current assets	1,102,043	5,141,383	(4,017,609)
(Decrease) Increase in accounts payable and accrued expenses	(3,948,083)	(18,110,870)	10,362,750

Net cash used in operating activities	(7,438,596)	(72,727,232)	(21,206,238)
Investing activities:
Net sales of (investment in) marketable securities	(3,154,614)	14,968,643	159,826,087
(Investment in) Proceeds from sale of unconsolidated subsidiaries	(545,000)	512,150	(1,667,991)
Repayment on notes receivables		5,133,217
Issuance of notes receivable		(3,982,440)	(5,000,000)
Increase in property and equipment and intangible assets	(708,855)	(2,119,251)	(49,093,639)
Other assets	(674,223)	420,624	(255,213)
(Increase) Decrease in receivable from affiliates	—	(1,419,438)	22,038,980

Net cash (used in) provided by investing activities	(5,082,692)	13,513,505	125,848,224

Financing activities:
Principal payments on capital lease obligations	(1,641,219)	(3,116,813)	(4,151,630)
Proceeds from sale of subsidiary stock, net of related costs		—	72,387,066
Purchase of treasury stock	(616,124)	—	(1,642,580)
Proceeds from issuance of convertible notes		6,707,927	38,620,175
Issuance of common stock	1,681,548	839,157	6,612,796
Issuance of preferred stock		—	10,000,000
Dividends paid	(1,767,631)	(2,507,397)	—
Repurchase of common stock	(3,688)
Repurchase of preferred stock	(20,000,000)
Payments on notes payable	—	(1,850,222)	—
Release of restricted cash	95,285	1,384,698	—

Net cash provided by (used in) financing activities	(22,251,829)	1,457,350	121,825,827
Effect of exchange rate on cash		—	(13,286)

Net (decrease) increase in cash and cash equivalents	(34,773,117)	(57,756,377)	226,454,527
Cash and cash equivalents at beginning of year	172,135,296	229,891,673	3,437,146

Cash and cash equivalents at end of year	137,362,179	$172,135,296	$229,891,673

        Supplemental schedule of non-cash investing and financing activities: Equipment acquired under capital leases in 2003, 2002 and 2001 of $0 and $851,088 and $5,751,993, respectively. Interest paid in 2003, 2002 and 2001 of $1,669,993, $7,261,020 and $2,423,824, respectively. Common stock issued for debt in 2003 of $2,514,223.

The accompanying notes are an integral part of these financial statements.

XCELERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In U.S. Dollars)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)/Earning s	Treasury Stock	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Stock-Based Compensation	Total Shareholders' Equity
Balance at January 31, 2000	$10,000,000	$1,539,794	$52,169,583	$(14,144,145)	$(6,320,535)		$(876,591)	—	$42,368,106
Net income for the year ended January 31, 2001				124,269,917		$124,269,917			124,269,917

Other comprehensive income:
Foreign currency translation adjustments, net of reclassification adjustments						383,611
Unrealized loss on available for sale securities, net of reclassification adjustments						(164,214)

Other comprehensive income						219,397	219,397		219,397

Comprehensive income						$124,489,314

Dividends on preferred stock				(1,603,854)					(1,603,854)
Issuance of shares		2,695	1,997,342						2,000,037
Stock-based compensation			3,978,201					(3,978,201)	—
Amortization of stock-based compensation								2,629,353	2,629,353
Issuance of shares pursuant to stock options		68,735	1,481,739						1,550,474
Effect of subsidiary's equity transaction			70,439,766						70,439,766
Sale of treasury shares			3,035,524		26,761				3,062,285
Purchase of treasury shares					(1,642,580)				(1,642,580)
Issuance of preferred stock	10,000,000								10,000,000

Balance at January 31, 2001	20,000,000	1,611,224	133,102,155	108,521,918	(7,936,354)		(657,194)	(1,348,848)	253,292,901
Net loss for the year ended January 31, 2002				(96,297,117)		(96,297,117)			(96,297,117)

Comprehensive loss:
Foreign currency translation adjustments, net of reclassification adjustments						(917,300)
Unrealized loss on available for sale securities, net of reclassification adjustments						100,003

Other comprehensive loss						(817,297)	(817,297)		(817,297)

Comprehensive loss						(97,114,414)

Dividends on preferred stock				(1,999,294)					(1,999,294)
Stock-based compensation			(864,553)					864,553	—
Amortization of stock-based compensation								484,295	484,295
Issuance of common stock to landlord					408,668				408,668
Issuance of shares pursuant to stock options		9,040	804,526						813,566

Balance at January 31, 2002	20,000,000	1,620,264	133,042,128	10,225,507	(7,527,686)		(1,474,491)	—	155,885,722
Net income for the year ended January 31, 2003				3,565,848		3,565,848			3,565,848

Other comprehensive income:
Foreign currency translation adjustments, net of reclassification adjustments						1,046,995	1,046,995		1,046,995
Comprehensive income						4,612,843			—

Dividends on preferred stock				(1,767,631)					(1,767,631)
Issuance of shares			2,159,474		354,751				2,514,225
Issuance of shares pursuant to stock options		120,000	1,557,866						1,677,866
Purchase of treasury shares					(616,124)				(616,124)
Repurchase of preferred stock	(20,000,000)								(20,000,000)

Balance at January 31, 2003	—	$1,740,264	$136,759,468	$12,023,724	$(7,789,059)		$(427,496)	—	$142,306,901

The accompanying notes are an integral part of these financial statements.

XCELERA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.    Basis of Presentation

        The accompanying consolidated financial statements of Xcelera Inc. ("Xcelera") (formerly Xcelera.com Inc. and The Scandinavia Company, Inc.) and its subsidiaries (collectively, the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") after elimination of all significant intercompany transactions. The Company is incorporated in the Cayman Islands and its functional currency is the U.S. dollar. The Company's fiscal year ends on January 31. Certain of the Company's subsidiaries utilize the calendar year as their fiscal year.

        The Company is a European technology company focused on founding, developing, operating and financing technology companies and managing its portfolio of assets. The Company's primary consolidated operating subsidiary is Mirror Image Internet, Inc. ("Mirror Image"). Mirror Image provides secure, outsourced e-Business infrastructure services and web services.

        The Company's investments over which the Company exercised significant influence but not control during fiscal years 2003, 2002 and 2001, are accounted for using the equity method (see Note D). Under the equity method, the Company's proportionate share of each unconsolidated subsidiary's net income or loss and amortization of the Company's net excess investment over its equity in each unconsolidated subsidiary's net assets is included in "Other (expense) income, net".

        Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

        On April 10, 2000, the Company's shareholders approved an increase in authorized common stock to 400,000,000 shares. At the annual meeting of shareholders on December 4, 2000, the Company's shareholders approved an amendment to the Company's Memorandum and Articles of Association. The amendment changed the name of the Company to Xcelera Inc. from Xcelera.com Inc.

B.    Significant Accounting Policies

Consolidation Methodology

        The Company consolidates subsidiaries in which the Company holds a majority voting interest or a controlling influence over operating activities through controlling board representation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. Significant estimates include allowances for doubtful accounts and certain accrued liabilities, including accruals relating to disputed obligations and valuation reserves for the Company's deferred tax assets. Actual results could differ from those estimates.

Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include cash held in financial institutions and brokerage accounts.

        Included in cash equivalents are transactions related to repurchase agreements, which are treated as collateralized financing transactions and are recorded at their contracted repurchase amounts plus accrued interest, as specified in the respective agreements. It is the Company's policy that the brokerage firm take possession of the underlying collateral, the fair value of which exceeds the principal and accrued interest of the repurchase transaction at all time. If the seller defaults and the fair value of the collateral declines, realization of the collateral by the Company may be delayed or limited.

Brokerage Accounts

        The Company has a prime brokerage agreement along with clearing agreements with various brokerage firms to carry their account as a customer. The brokers have custody of the Company's securities and, from time to time, cash balances, which may be due from these brokers. These securities and/or cash positions serve as collateral for any amounts due to broker or as well as collateral for securities sold short or purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company. The Company is subject to credit risk if the brokers are unable to repay balances due or deliver securities in their custody.

Marketable Securities

        Marketable securities are accounted for in accordance with Statements of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of marketable debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. Securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported as other comprehensive income, net of tax effects, in a separate component of shareholders' equity. Trading securities are carried at their stated fair value, with unrealized gains and losses included in "Other (expense) income, net" in the consolidated statement of operations. Realized gains or losses from sales are included in "Other (expense) income, net" in the consolidated statement of operations.

        Marketable securities held by the Company are also reviewed for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, any decline in the fair value that is determined to be other than temporary is recognized within earnings in the period in which the loss actually occurs (see Note I).

        The Company has also purchased interests in various private investment funds. These investments are classified as trading securities and carried at their estimated fair value, with any unrealized gains or losses included in "Other (expense) income, net" in the consolidated statements of operations. These investments are included in marketable securities on the accompanying consolidated balance sheet.

Revenue Recognition

        All of the Company's revenues for fiscal years 2003, 2002 and 2001 are attributable to Mirror Image. Mirror Image's revenue is derived primarily from the delivery of its services under contracts with terms typically ranging from 3 to 24 months. Mirror Image's revenue is recognized based upon fees for the amount of Internet content delivered, either total data delivered or peak bandwidth utilized, during a monthly billing period, providing persuasive evidence that an arrangement exists, the services have been rendered, the price to the buyer is fixed or determinable, and collection is reasonably assured. Certain contracts for Mirror Image also provide for minimum monthly fees. Mirror Image's revenue may also be derived from one-time implementation, installation, usage and other fees that are recognized over the period of the related contracts. Deferred revenue consists of billings in excess of revenue recognized. At January 31, 2003, deferred revenue was $31,910 and $45,539, respectively and is included under the caption "accrued expenses" on the accompanying consolidated balance sheet. During the year ended January 31, 2003, no customer accounted for more than 10% of Mirror Image's revenues. During the year ended January 31, 2002, one customer accounted for 42.8% of Mirror Image's revenue. During the year ended January 31, 2001, two other customers accounted for 16.4% and 11.7% of Mirror Image's revenues.

        The Company recognizes income from realized gains on sales of investments and unrealized gains on trading securities based on date of trade.

        The Company recognizes income from interest and dividends on investments and trading securities on an accrual basis.

        In December 1999, the staff of the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." This bulletin summarizes certain of the staff's views in applying GAAP to revenue recognition in financial statements. The Company's management believes that its revenue recognition policies, including those of its subsidiary, Mirror Image, comply with the guidance expressed in this bulletin.

Sale of Stock by Subsidiaries

        At the time a subsidiary of the Company sells its unissued shares to unrelated parties at a per share price in excess of the Company's carrying value per share of its investment in that subsidiary, the Company's net investment in that subsidiary increases. If at that time, the subsidiary is not a newly formed, non-operating entity, nor a research development, start-up or development stage company, nor is there question as to the subsidiary's ability to continue as a going concern, the Company records the increase in the consolidated statements of operations. Otherwise the increase is reflected in "effect of subsidiaries' equity transactions" in the Company's consolidated statement of changes in shareholders' equity. (See Note E)

Translation of Foreign Currencies

        In translating financial statements of foreign subsidiaries, all assets and liabilities are translated using the exchange rate in effect at the balance sheet date. All revenues, costs and expenses are translated using the average exchange rate during the period presented. Changes in the translation of foreign currency balances and amounts occurring during the year are included in the cumulative translation adjustment component of other comprehensive income in consolidated shareholders' equity. Gains and losses resulting from foreign currency transactions are included in "Other (expense) income, net" in the consolidated statements of operations. The Company recorded foreign currency transaction (losses) gains of $(88,938), $(88,014) and $(87,513) for the years ended January 31, 2003, 2002 and 2001, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are customer obligations due under normal trade terms. The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance is recorded to reduce the receivable to the amount the Company believes will be collected. The Company may also reserve for a percentage of a customer's balance if it believes the chance of collection is questionable. Typically, the Company considers all receivables not paid within specified terms of the invoice past due. If circumstances change, the Company's estimates of the collectibility of amounts due may be reduced by a material amount.

        The Company performs continuing credit evaluations of its customers' financial condition and requires no collateral from its customers. Any unanticipated change in customers' credit worthiness or other matters affecting the collectibility of amounts due from such customers could have a material effect on the results of operations in the period in which such events occurred.

Prepaid Expenses

        Included in prepaid expenses and other assets as of January 31, 2003 and 2002 is $41,893 and $254,497, respectively, relating to Mirror Image maintenance agreements for internal use software, which is being amortized over the life of the related software license (three years) on a straight-line basis.

Property and Equipment

        Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of three to seven years commencing upon the date the assets are placed in service. Equipment used in Mirror Image's service network is considered placed in service on the date the equipment is network enabled. Property and equipment acquired under capital lease is depreciated over the shorter of the related lease terms or the useful life of the asset. Upon retirement or sale, the costs of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Repairs and maintenance costs are expensed as incurred. License fees for software utilized in Mirror Image's Content Access Points™ are capitalized in accordance with American Institute of Certified Public Accountants Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The software license fees are amortized over the useful life of the asset (three years) or the term of the agreement, if shorter.

Impairment of Long-Lived Assets

        Long-lived assets and certain identifiable intangibles held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. During the year ended January 31, 2003, the Company recorded an impairment charge of $12,681,548, of which $11,374,764 is included in cost of revenues and $1,306,784 is included in engineering and development.

Cost of Revenues

        Cost of revenues consists of depreciation and amortization of the content access point ("CAP") network equipment placed in service (see above) and software, maintenance of the hardware and software, colocation and bandwidth charges, and wages directly related to the delivery of our services.

Goodwill

        The application of purchase accounting for the Company's investment in Mirror Image during the fiscal year ended January 31, 2000 resulted in the recognition of goodwill, because the Company's investment exceeded its proportionate share of Mirror Image's net assets. Goodwill, which totaled $878,537, is amortized on a straight-line basis over 10 years. Accumulated amortization at January 31, 2002 was $248,918. In connection with Mirror Image's acquisition of Clearway Acquisition Inc., the Company recorded goodwill of $5.3 million. In 2002, the Company recorded a $6.0 million impairment charge relating to all goodwill reducing the total balance to zero based on operating results of underlying assets.

Engineering and Development Costs

        Engineering and development costs consist primarily of salaries and related personnel costs for the design, deployment, testing and enhancement of the Mirror Image's services and network software. In addition, the Company periodically purchases technology from third-party developers. Costs incurred or purchased for the engineering and development of the Company's services are expensed as incurred until certain capitalization criteria are met in accordance with SOP 98-1. Computer software costs incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria specified by SOP 98-1 have been met, external and internal direct costs of materials and services consumed in developing or obtaining internal-use computer software are capitalized and amortized over the estimated useful lives of the software, generally on a straight-line basis, unless another systematic and rational basis is more representative of the software's use. Costs incurred for upgrades and enhancements are expensed or capitalized in accordance with the criteria found in SOP 98-1. Costs incurred for maintenance and relatively minor upgrades and enhancements are expensed either as incurred or over the maintenance period, as applicable.

Advertising Costs

        Advertising costs are expensed as incurred, and were $227,422, $1,121,582, and $2,587,377 for the years ended January 31, 2003, 2002 and 2001, respectively.

Income Per Common Share

        Income per common share is computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Basic income per common share is based on the weighted average number of common shares outstanding during the year. Diluted income per common share includes the dilutive effect of the stock options, calculated using the treasury stock method.

        During the years ended January 31, 2002, the Company had a loss from continuing operations, consequently all options and preferred stock are considered to be anti-dilutive, and basic and diluted earnings per share are the same for that period.

Stock-Based Compensation

        The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted, prospectively, the conclusions of Financial Accounting Standards Board ("FASB") Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation," effective July 1, 2000. Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of the Company's common stock at the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

        The Company applies the disclosure only provision of SFAS No. 123, "Accounting for Stock-Based Compensation" for stock options granted to employees by both Xcelera and Mirror Image. Accordingly, no compensation expense for the stock options granted to employees has been recorded in the consolidated statements of operations. The fair value of options granted by Mirror Image at the grant date for the years ended January 31, 2003, 2002 and 2001 were $6,400, $500,000 and $11,980,000, respectively. Had compensation expense been determined based on the fair value of the options at the grant date, consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows:

	2003	2002	2001
Net (loss) income as reported	$3,565,848	$(96,297,117)	$124,269,917
Deduct: total stock based employee compensation determined under fair value method for all awards net of related tax effects	$(4,828,590)	$(9,751,211)	$(8,166,495)

Net (loss) income—pro forma	(1,262,742)	(106,048,328)	116,103,422

Net income (loss) per share available to common shareholders, basic, as reported	$.02	$(0.87)	$1.12
Net (loss) income per share available to common shareholders, basic, pro forma	$(.03)	$(0.95)	$1.04
Net income (loss) per share available to common shareholders, diluted, as reported	$.01	$(0.87)	$0.95
Net (loss) income per share available to common shareholders, diluted, pro forma	$(.02)	$(0.95)	$0.89

        All stock-based awards to non-employees are accounted for at their fair market value in accordance with SFAS No. 123 and Emerging Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Sale of Goods or Services."

        Included in selling, general and administrative expenses, in the accompanying consolidated statement of operations, is stock-based compensation composed of the following: (a) the amortization of deferred stock-based compensation resulting from the granting of a stock option to a consultant in August 1999 (see Note L), as adjusted in August 2000 for the intrinsic value of the stock option based upon the consultant becoming an employee of Mirror Image; (b) compensation expense equal to the intrinsic value of stock options awarded by the Company to Mirror Image employees which were re-priced in April 2000, resulting in the accounting for these options as variable until exercise (see Note L); and (c) compensation expense relating to the fair value of options that were modified as of the modification date (see Note L). For the years ended January 31, 2003, 2002 and 2001, stock-based compensation was $0, $484,295, and $2,629,353, respectively, relating to these awards.

Income Taxes

        There is presently no taxation imposed on income by the government of the Cayman Islands. If any form of taxation were to be enacted, the Company has been granted an exception therefrom to the year 2008. Accordingly, no provision for income taxes has been made in the Company's financial statements for Cayman Islands taxation.

        The Company's subsidiary, Mirror Image, a Delaware corporation, accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in Mirror Image's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is provided against net deferred tax assets where management believes it is more likely than not that the asset will not be realized (see Note M).

Business Segment

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires companies to report certain financial and descriptive information about their reportable operating segments, as well as certain enterprise-wide disclosures about geographic operations and major customers.

        During the years ended January 31, 2003, 2002, and 2001, the Company operated in one business segment, technology, which began with the acquisition of Mirror Image in March of 1999. In the future, as the Company invests in additional operating businesses, it may identify additional reportable segments.

        As of January 31, 2003, the Company does not have significant long-lived assets in its country of domicile, the Cayman Islands, and the majority of the Company's long-lived assets, excluding financial instruments, were located in the United States and Europe.

Fair Value of Financial Instruments

        As described above, the Company's trading securities and investment funds are carried at fair value. The fair value of the Company's remaining financial instruments, including its cash and cash equivalents, note receivable, and trade receivables and payables approximates their carrying amounts, due to their short-term nature.

Stock Splits

        The Company split its stock two times, or a total of 4 to 1, during the fiscal year ended January 31, 2001. The Company did not split its stock during the 2002 or 2003 fiscal years. All share and per share amounts in the accompanying consolidated financial statements and the notes have been retroactively restated to reflect the effect of the stock splits. The table below summarizes the Company's stock splits.

Shares Outstanding
Date	Stock Split	Record Date	Distribution Date
				Before Split	After Split
April 29, 2000	2 for 1	04-10-00	04-28-00	52.9 million	105.8 million
March 4, 2000	2 for 1	02-14-00	03-03-00	26.4 million	52.8 million

        Effective February 28, 2000, Mirror Image split its common stock 3:1. Effective December 20, 2001, Mirror Image effected a 1:20 reverse split of its common stock. Effective November 21, 2002, Mirror Image effected a 1:100,000 reverse split of both its common and preferred stock. All share and per share amounts have been retroactively restated to reflect the effects of the stock splits and reverse stock splits.

Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income", requires the Company to classify items of "other comprehensive income", such as unrealized gains and losses on its securities classified as available for sale and foreign currency translations, by their nature in the financial statements, and to display the accumulated balance of other comprehensive income (loss) in the shareholders' equity section of the consolidated balance sheet. In accordance with SFAS No. 130, cumulative unrealized gains and losses on securities available for sale and foreign currency translations are classified as accumulated other comprehensive income in shareholders' equity and current period unrealized gains and losses are included as a component of comprehensive income.

401K Savings Plan

        Mirror Image has a 401(k) savings plan that covers substantially all its employees. The 401(k) savings plan is subject to certain minimum age and length of employment requirements. Employer contributions are discretionary. Mirror Image did not contribute to the plan during the years ended January 31, 2003, 2002 or 2001.

Other Income (Expenses)

        Other income (expenses) includes the gain from the conversion of the Hewlett-Packard convertible note payable, interest income and expense, realized and unrealized gain (losses) and reserve on investments.

Recent Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Recission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30, "Reporting Results of Operations." The provisions of SFAS 145 related to the recission of Statement 4 are effective for fiscal years beginning after May 15, 2002. The Company adopted SFAS 145 and recorded a gain of approximately $43.8 million, included in other (expense) income, net, that resulted from the extinguishment of convertible notes payable.

        In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The principal difference between SFAS 146 and EITF

94-3 relates to the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date of an entity's commitment to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its financial position or results of operations.

        In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires a guarantor to include disclosure of certain obligations, and, if applicable, at the inception of the guarantee, to recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. The recognition requirement is effective for guarantees issued or modified after December 31, 2002 and is not expected to have a material impact on the Company's financial statements. The Company has no such obligations that would fall under either the disclosure or recognition requirements of FIN 45.

        In December 2002, FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure," which was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. SFAS 148 will not have any impact on the Company because it does not plan to implement the fair value method.

        In January 2003, FASB issued Interpretation No. 46, ("FIN 46"), "Consolidation of Variable Interest Entities." This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 1, 2003 for variable interest entities created prior to February 1, 2003. The Company is currently studying the impact of this recent pronouncement on its financial position, results of operations and cash flows.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. This statement shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently studying the impact of this recent pronouncement on its financial position.

C.    Mirror Image

        In March, April and July of 1999, the Company purchased, for cash, a total of 51 shares of Mirror Image's common stock, representing 90.6% of the total common shares outstanding. In addition, on November 30, 1999, the Company agreed to purchase 235 shares of Series A Convertible Preferred Stock of Mirror Image for approximately $50 million. After the issuance of all of the shares of preferred stock, the Company owned approximately 94% of Mirror Image equity. Following the Exodus Communications, Inc. ("Exodus") transaction described in (Note E) in which the Company sold $2.1 million of its investment in Mirror Image, the Company owned approximately 78% of Mirror Image's equity.

        In January 2001, Mirror Image acquired Clearway Acquisition Inc. ("Clearway"), that was formed for the purpose of assuming substantially all assets and liabilities of its parent, Clearway Technologies LLC, a development-stage internet service provider, in a stock-for-stock transaction. Mirror Image recorded $5.3 million of goodwill from the transaction. In connection with this acquisition, Mirror Image issued 5 shares of its common stock to the then owners of Clearway and Clearway entered into a $10 million secured loan agreement with the Company. The loan agreement was guaranteed and collateralized by all assets of Mirror Image. On August 31, 2001, the Company, Mirror Image and Clearway entered into an amended and restated secured convertible loan agreement. Pursuant to this loan agreement, the Company acted as lender to Mirror Image, subject to various conditions, and interest accrued on the borrowed amounts at 12% and 20% per annum. In addition to being collateralized by the assets of Mirror Image, all amounts borrowed from the Company are guaranteed and collateralized by the assets of Clearway. All amounts outstanding under the loan agreement are convertible at anytime at the Company's option into common stock of Mirror Image. At January 31, 2003, $62.2 million of principal and accrued interest was outstanding under the loan agreement. In August 2002, the Company and Mirror Image entered into a new subordinated loan agreement for up to $10 million of borrowings. Interest accrues at 25% per annum, compounded at year end, and both interest and principal are convertible, at the Company's option, into common shares. The subordinated loan agreement grants the Company an irrevocable right to acquire all intellectual property of the borrower for $10 million. Conversion of the debt under these agreements would result in the Company owning greater than 99% of Mirror Image on an as-converted basis.

        The operating results of Mirror Image are included in the Company's consolidated financial statements from the date of the Company's initial purchase of a controlling interest in Mirror Image in March 1999. The purchases of Mirror Image common shares by the Company resulted in an allocation of Mirror Image's net assets of $406,765 to holders of a minority interest in its common shares. During fiscal 2000, losses from Mirror Image operations were allocated to the minority interest in accordance with their ownership, until such minority interest's recorded share of net assets was reduced to zero. The purchase of Mirror Image shares by Exodus (Note E) resulted in an allocation of Mirror Image's net assets of $58,294,977 to holders of a minority interest in its common shares. During fiscal year ended January 31, 2001, losses from Mirror Image operations totaling $32,862,831 were allocated to the minority interest in accordance with their ownership, which reduced minority interest to $25,432,146 as of January 31, 2001. During fiscal 2002, the purchase of Clearway resulted in an allocation of Mirror Image's net assets of $4,125,591 to holders of a minority interest in its common stock. Additionally, losses from Mirror Image's operations totaling $29,557,734 were allocated to the minority interest in accordance with their ownership, which reduced minority interest to $0 as of January 31, 2002.

        Had Mirror Image acquired Clearway as of January 1, 2000, the unaudited pro forma consolidated net income would have been approximately $113 million for the year ended January 31, 2001 based on the operations of Clearway Technologies LLC. Additionally, as the acquisition occurred close to the beginning of Mirror Image's fiscal 2001, the pro-forma consolidated results would not have been materially different from the Company's consolidated results of operations for the year ended January 31, 2002.

D.    Investments in Unconsolidated Subsidiaries

        On May 21, 1999, the Company invested approximately $1.7 million in the common shares of MNW, an independent record company headquartered in Sweden and listed on the NGM stock exchange in Sweden. The Company's investment represented approximately 19% of MNW's common shares outstanding, and 40% of the shareholder votes.

        The Company believes as of January 31, 2001 there was a decline in their investment in MNW that was other than temporary. During the 2002 fiscal year, the Company sold its holdings in MNW for approximately $500,000. The Company has recorded a $1.2 million charge during the fiscal year ended

January 31, 2001, to write down this investment to its net realizable value, which is included in other income on the consolidated statements of operations.

        During the fiscal year ended January 31, 2001, the Company invested an aggregate of approximately $1.7 million in two private entities in which the Company's interest was greater than 20%, in which case the Company used the equity method of accounting. The Company believes as of January 31, 2001 there was a decline in their investments in these entities that was judged to be other than temporary. The Company recorded a $1.7 million charge to write down these investments to their net realizable value.

        The Company did not make any investments in unconsolidated subsidiaries during the fiscal years ended January 31, 2003 or 2002.

E.    Exodus Investment in Mirror Image

        On April 21, 2000, Exodus, which was a provider of Internet hosting and managed services and was then listed on the Nasdaq National Market, in two concurrent transactions involving the Company and Mirror Image, purchased approximately 15% of Mirror Image's fully diluted common stock for $75 million in cash and 7,516,536 shares of Exodus common stock. To effect the purchase, Xcelera sold 12 shares of its Mirror Image stock holdings with a basis to Xcelera of $2,106,108, for $25 million in cash and 6,046,636 shares of Exodus common stock. Mirror Image issued to Exodus 4 new shares of its common stock and received $50 million in cash and 1,469,900 shares of Exodus common stock. Following this transaction, the Company's ownership interest in Mirror Image was reduced to approximately 78%. Costs incurred by Mirror Image in conjunction with the sale to Exodus amounted to $5,520,000.

        The Company recorded a gain of approximately $348 million on the sale of Mirror Image stock that it held directly. Subsequent to this transaction and during the year ended January 31, 2001, Xcelera sold shares of Exodus stock realizing a loss of approximately $110 million, which is included in other income in the accompanying consolidated statements of operations.

        As a result of the sale of previously unissued shares by Mirror Image to Exodus in the year ended January 31, 2001, the Company has reflected an increase in its net investment in Mirror Image in "Effect of subsidiary's equity transaction" in the consolidated statements of changes in shareholders' equity.

        In connection with Exodus' equity investment in Mirror Image in 2000, Mirror Image entered into a commercial relationship with Exodus. Exodus agreed to purchase certain services from Mirror Image, and Mirror Image agreed to purchase certain services from Exodus. On September 26, 2001, Exodus filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. In the course of the Exodus bankruptcy, Exodus sold certain assets to Cable & Wireless, plc ("C&W"). In connection with this asset sale, a dispute arose between Mirror Image and C&W under which each party claimed it was owed by the other party for services rendered. In September 2002, Mirror Image and C&W settled the dispute and ended the services relationship. Mirror Image still has certain claims on Exodus which it is pursuing with the bankruptcy estate.

F.    Hewlett-Packard

        On December 21, 1999, Hewlett-Packard and the Company entered into a strategic alliance to enhance and expand Mirror Image's global content distribution system. As part of the alliance, Hewlett-Packard agreed to purchase 246,152 shares of the Company's common stock for $2 million in cash and to provide credit to the Company in an amount of up to $30 million under a convertible note facility that is convertible into the Company's common stock. In March 2000, Hewlett-Packard and the Company agreed to increase the amount of the note facility to $50 million. As of January 31, 2002,

Hewlett-Packard had advanced the Company $45.3 million. The convertible note bears interest at 9% annually. Pursuant to an agreement between Hewlett-Packard and the Company dated as of September 25, 2001, the principal on the convertible notes was due in four equal installments on April 30, 2002, July 31, 2002, October 30, 2002 and January 31, 2003, and the related interest similarly became payable on each installment date. The principal and any unpaid accrued interest on the convertible notes were convertible at Hewlett-Packard's option at any time, and the principal and related interest were convertible at the Company's option when due. The conversion price for the initial $7,500,000 was $8.125 per share and for all other amounts $29.37 per share. During the fiscal year 2003, the Company converted all $45.3 million of principal and approximately $1 million of interest into common stock and issued approximately 2.2 million shares to Hewlett-Packard. The remaining interest of approximately $1.5 million was paid in cash. The Company recognized during the year ended January 31, 2003 a $43.8 million gain included in other (expense) income, net, related to the conversion of these notes and accrued interest.

G.    Related Party Transactions

        In December 2001, the Company advanced approximately $33,182 on behalf of Juno Finans AS ("Juno Finans"), a company affiliated with Hans Eirik Olav, a director of the Company, to a third party in which the Company has an ownership interest. The Company recorded the amount as a receivable and has subsequently been repaid. For the years ended January 31, 2003, 2002 and 2001, the Company paid $111,118, $33,499 and $0, respectively, to Juno Finans for administrative services provided.

        Included in general and administrative expenses for fiscal years 2003, 2002, and 2001, are management fees to affiliated parties for administrative services of $538,252, $1,800,000 and $562,000, respectively. Included in accounts payable and accrued expenses as of January 31, 2003 and 2002 are $0 and $261,748, respectively, relating to these management fees.

        The Company paid $358,750 to an officer for the year ended January 31, 2003 as reimbursement of administrative expenses.

        Included in other assets as of January 31, 2003 and 2002 is $1,810,122 and $1,135,889, respectively, of life insurance premium payments made to an insurance company on behalf of two of the Company's directors. The directors signed a collateral agreement on these policies giving the Company the right to collect all premiums paid on behalf of the directors, in the event of their death or other termination of the policies.

        On November 11, 1999, the Company issued 100,000 shares of its Series A 10% Convertible Preferred Stock, stated value $100 per share, for $10 million in cash to VBI Corporation, the Company's majority shareholder. The 200,000 shares of Series A 10% Convertible Preferred Stock are convertible into 3,605,632 shares of the Company's common stock at $5.55 per share, as adjusted for stock splits. As part of the transaction, VBI Corporation also received an option to acquire an additional 100,000 of the Company's Series A 10% Convertible Preferred Stock on the same terms. VBI Corporation exercised the option on June 30, 2000. During the fiscal year ended January 31, 2003, the Company repurchased all 200,000 shares of its Series A 10% Convertible Preferred Stock.

        During the 2002 fiscal year, the Company sold to VBI Corporation the Company's holdings in an investment fund for $3.3 million in cash, the market value of the Company's holdings in the fund, and advanced $4.0 million to VBI Corporation. The Company charged 6% interest on advances to VBI Corporation. During the 2002 fiscal year VBI Corporation paid $6.0 million to the Company At January 31, 2002, the Company had a $1.5 million net receivable from VBI Corporation, including accrued interest. In February 2002, VBI Corporation paid $1.3 million to the Company. VBI Corporation repaid all amounts owed during fiscal year ended January 31, 2003.

H.    Property and Equipment

        Property and equipment consisted of the following:

	January 31,
	2003	2002
Property and equipment, at cost:
CAP Network equipment	$—	$49,364,012
Internal use software	—	12,584,285
Office equipment	6,909,937	6,899,737
Leasehold improvements	477,224	457,514
Furniture and fixtures	215,220	304,644

	7,602,381	69,610,192
Less: accumulated depreciation and amortization	(5,873,512)	(34,157,053)

	$1,728,869	$35,453,139

        Depreciation and amortization expense on property and equipment for the years ended January 31, 2003, 2002 and 2001 was $22,202,621, $21,952,817 and $11,354,658, respectively.

        Equipment under capital leases was as follows:

	January 31,
	2003	2002
Machinery and equipment	$3,502,018	$10,075,721
Accumulated amortization	(3,502,018)	(6,414,516)

Net	$0	$3,661,205

I.    Marketable Securities, Fair Value

	2003			2002
	Adjusted Cost	Unrealized Gain/Loss	Fair Value	Adjusted Cost	Unrealized Gain/Loss	Fair Value
Trading Securities:
Equity Securities	$1,025,000	$5,000	$1,030,000	$4,314,042	$(4,291,890)	$22,152
Debt Securities	1,571,837	(420,337)	1,151,500	3,117,487	(580,805)	2,536,682

Total Trading Securities	2,596,837	(415,337)	2,181,500	7,431,529	(4,872,695)	2,558,834
Unrealized Gain on Forward Currency Contracts	—	16,996,560	16,996,560	—	—	—
	$2,596,837	$16,581,223	$19,178,060	$7,431,529	$(4,872,695)	$2,558,834

        Realized gains and (losses) from sales of securities classified as available for sale were $0, $(9,623,910) and $(2,924,864) for the years ended January 31, 2003, 2002 and 2001, respectively.

J.    Investments, at Cost, and Notes Receivables

        During the fiscal years ended January 31, 2002 and 2001 the Company invested approximately $2.0 million and $38.8 million in one and nine private companies, respectively. The Company owns less than 20% of these companies and does not exercise significant control over them and records these investments at cost. The Company has evaluated these investments for impairment and for the years ended January 31, 2003, 2002 and 2001 has recorded a write down of these investments of approximately $2.0 million, $0.3 million and $38.7 million, respectively.

        During the fiscal years ended January 31, 2003 and 2002, the Company invested approximately $0.7 million and $1.7 million in secured convertible notes receivables from one and two private companies, respectively. The notes accrue interest at 5% and have five-year terms. The two companies did not generate significant revenues during the 2003 or 2002 fiscal year, did not have sufficient funds to reach profitability and they will therefore require additional funding. There can be no assurances that these companies will be able to reach profitability or secure additional funding. The Company had reserved approximately $2.4 million and $1.7 million relating to these notes receivables at January 31, 2003 and 2002, respectively.

        During the fiscal year ended January 31, 2003 and 2002, an indirect subsidiary of the Company, Ineo Inc. ("Ineo"), invested approximately $2.1 million and $2.3 million, respectively, in secured convertible notes receivables from Atlantic Systems Group Inc. ("ASG"), a publicly traded company on the Toronto Venture Exchange under the ticker symbol "YGT". The notes accrue interest at 11% and have a term of five years. The notes are convertible into ASG's common stock at any time at the Company's option. The notes have embedded warrants that will be issued upon conversion of the debenture and are exercisable into the same number of shares as the debentures. ASG did not generate significant revenues during the 2002 or 2003 fiscal years and was not profitable. In September 2002, ASG halted operations. In October 2002, Ineo acquired substantially all assets of ASG. The Company had reserved approximately $2.3 million relating to these notes receivables at January 31, 2002 and during the year ended January 31, 2003, the Company utilized this reserve and wrote off the remaining $2.1 million invested amounts in ASG.

K.    Financial Instruments With Off-Balance Sheet Risk

        Securities sold, not yet purchased by the Company, may give rise to off-balance sheet risk. The Company has sold securities it does not own in anticipation of a decline in the fair value of those securities. When the Company sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Company has recorded this obligation in the financial statements at the January 31, 2003 and 2002 market value of those securities. There is an element of market risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the price reflected in the consolidated balance sheet. Included in securities sold not yet purchased at January 31, 2003 and 2002, was $5,132,000 and $0 of equity securities, respectively and $10,183,371 and $6,106,130 of call options, respectively.

        During the years ended January 31, 2003 and 2002, the Company invested into derivative instruments for speculative purposes. These derivatives do not qualify for hedge accounting treatment and as result, have been recorded at fair value as of January 31, 2003 and 2002, with offsetting unrealized gains included in the consolidated statement of operations. Included in "Other (expense) income, net" for the years ended January 31, 2003 and 2002 is approximately $25,063,683 and $(468,340) of unrealized gain (loss), respectively.

        During the year ended January 31, 2003, the Company has entered into forward foreign currency exchange contracts. When entering into a forward currency contract, the Company agrees to receive or deliver a fixed quantity of foreign currency for an agreed upon price at an agreed future date. These contracts are valued monthly and the Company's net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date, is included under marketable securities in the balance sheet. Realized and unrealized gains and losses are included in earnings. These instruments involve market risk, credit risk or both kinds of risks, in excess of the amount recognized in the balance sheet. Risks arise from the possible inability of counter parties to meet the terms of their contracts and from movement in currency and securities values and interest rates. At January 31, 2003, the notional value of these contracts was $200,000,000 and an unrealized gain of $16,996,560 is included in marketable securities.

        During the years ended January 31, 2003 and 2002, the Company purchased and wrote option contracts for marketable securities. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. By selling or writing options, the Company receives a premium and becomes obligated during the term of the option to purchase or sell a financial instrument at a predetermined exercise price if the option is exercised, and assumes the risk of not being able to enter into a closing transaction if a liquid market does not exist. Option contracts are recorded in the consolidated balance sheet at fair value as discussed above. Gains and losses on option contracts are recorded in the consolidated statement of operations.

L.    Employee Stock Options

  1999 Incentive Plan for Employees of Mirror Image

        Xcelera's Board of Directors and shareholders have adopted the 1999 Incentive Plan for Employees of Mirror Image (the "1999 Incentive Plan"), which provides for the issuance of up to 25,512,000 shares of Xcelera's common stock through the grant of incentive and non-qualified stock options. Stock options can be issued by action of Xcelera's Board of Directors, or a committee thereof or executive officers of Xcelera (each the "Administrator"), to key employees, officers, directors, consultants and advisors of Mirror Image, and any of its subsidiaries as a long-term incentive. Such persons, as described in the 1999 Incentive Plan, are designated by the Administrator in its sole discretion. All current employees, officers, directors, consultants and advisors of Mirror Image are eligible to be designated as participants.

        Stock options under the 1999 Incentive Plan will provide for an exercise price per share determined by the Administrator in accordance with the 1999 Incentive Plan, subject to applicable statutory requirements in connection with incentive stock options. The options will be exercisable as specified by the Administrator at the time of the grants. Options will be exercisable for a period determined by the Administrator but not in excess of 10 years after grant.

        The Company did not issue any options pursuant to this plan during its 2003, 2002 and 2001 fiscal years and it may or may not issue any further options pursuant to this plan.

  Options Issued by Xcelera

        On June 4, 1999, Xcelera issued options to purchase 4,011,456 shares (adjusted for Xcelera stock splits through April 28, 2000) of its common stock at prices equal to the quoted market price (split adjusted of $.90 per share) of its common stock on the date of grant to approximately 20 employees of Mirror Image ("Xcelera Options"). As of January 31, 2003, due to exercises, cancellations and forfeitures, shares reserved under this option award were 403,779. These options are fully vested and expire June 4, 2004.

        On April 11, 2000, the Board of Directors of Xcelera approved the repricing of its options granted to employees of Mirror Image Internet (U.K.) Ltd. As a result, the exercise price of these options is now variable, resulting in variable accounting treatment under APB Opinion No. 25. Variable accounting requires a non-cash charge to compensation expense relating to the value of the options as of the financial statement date. The charge will increase or decrease based on the market value of Xcelera's common stock. For the year ended January 31, 2001, Xcelera recorded compensation of $1,520,341 in connection with these awards. For the year ended January 31, 2002, Xcelera recorded a final credit to compensation expense of $90,915 in connection with the final exercises of these awards.

        During fiscal 2002, Xcelera extended the exercise period of a Mirror Image employee's stock options and has recorded an expense of $372,255 representing the fair value of the options on the modification date.

        The following is a summary of Xcelera's stock option activity during the three-year period ended January 31, 2003:

	Shares	Exercise Price Per Share	Weighted-Average Exercise Price Per Share
Options outstanding at January 31, 2000	26,252,243	$0.14 to $0.90	$0.21
Granted to employees and non-employees	—	—	—
Exercised	(6,873,478)	$0.14 to $0.90	$0.24
Cancelled and forfeited	(1,000)	$0.90	$0.90

Options outstanding at January 31, 2001	19,377,765	$0.14 to $0.90	$0.21
Granted to employees and non-employees	—	—	—
Exercised	(903,962)	$0.14 to $0.90	$0.90
Cancelled and forfeited	(70,024)	$0.90	$0.90

Options outstanding at January 31, 2002	18,403,779	$0.14 to $0.90	$0.16
Granted to employees and non-employees	—	—	—
Exercised	(12,000,000)	$0.14	$0.14
Cancelled and forfeited	—	—	—

Shares under option at January 31, 2003	6,403,779	$0.14 to $0.90	$0.19

Shares exercisable at January 31, 2001	19,377,765	$0.14 to $0.90	$0.21

Shares exercisable at January 31, 2002	18,403,779	$0.14 to $0.90	$0.16

Shares exercisable at January 31, 2003	6,403,779	$0.14 to $0.90	$0.19

        The following table summarizes the Company's stock options outstanding at January 31, 2003:

	Options Outstanding
				Options Exercisable
		Weighted-Average Remaining Contractual Life (Years)
Range of Exercise Prices	Number Outstanding at January 31, 2003		Weighted- Average Exercise Price	Number Exercisable at January 31, 2003	Weighted- Average Exercise Price
$0.14	6,000,000	5.25	$0.14	6,000,000	$0.14
0.90	403,779	1.34	0.90	403,779	0.90

$0.14 to $0.90	6,403,779	5.00	$0.19	6,403,779	$0.19

  Options Issued by Mirror Image

        On June 4, 1999, Mirror Image issued options to Xcelera to purchase 1.4733 shares of Mirror Image's common stock ("Xcelera Stock Option Award") with an exercise price equal to the fair value of the common stock, determined to be not more than $1,560,000 per share on September 27, 1999 (see discussion below). These options expire on June 4, 2004 and become exercisable when and only to the extent the Xcelera Options are exercised. Specifically, when an option to purchase one share of Xcelera common stock is exercised pursuant to the Xcelera Options, the Xcelera Stock Option Award vests with respect to .000000367 shares of Mirror Image's common stock. Due to cancellations and forfeitures of portions of the Xcelera Options, Xcelera's rights under the Xcelera Stock Option Award were limited to .82682 shares of the Company's common stock.

        On July 23, 1999, Mirror Image's Board of Directors adopted the 1999 Employee Stock Option Plan (the "1999 Option Plan") for the issuance of incentive and nonqualified stock options. The number of shares of common stock reserved for issuance under the 1999 Option Plan is 20.

        Under the terms of the 1999 Option Plan, the exercise price of incentive stock options granted must not be less than the fair market value of the common stock on the date of grant, as determined by Mirror Image's Board of Directors.

        The exercise price of nonqualified stock options may be less than the fair market value of the common stock on the date of grant, as determined by Mirror Image's Board of Directors, but in no case may the exercise price be less than the statutory minimum.

        Vesting of options granted (currently four years) is at the discretion of Mirror Image's Board of Directors. The term of options granted cannot exceed 10 years.

        The 1999 Option Plan also includes acceleration provisions in the event of a change in control of Mirror Image, as defined.

        On August 31, 1999, Mirror Image granted to an individual under a consulting agreement a stock option as to .1761 shares of Mirror Image's common stock. In August 2000, the individual was hired as an employee. In connection with his employment, the individual retained the stock option, without modification to the terms of the original award. For the period the individual was engaged as a consultant, Mirror Image measured and recorded compensation expense in connection with the stock option based upon the fair value of the award, determined using the Black-Scholes option pricing methodology and the following assumptions: volatility of 100%, risk-free rate of 6.5%, a life of four years and no expected dividends. On the date the individual became an employee, Mirror Image computed the intrinsic value of the award to be $2,435,463, which was amortized as compensation over the remaining vesting period of the award. For fiscal years 2002 and 2001, Mirror Image recorded compensation of $202,955 and $1,109,012, respectively, relating to this award. During 2002, the employment of this individual ended at which time the remaining unamortized compensation and corresponding amount of additional paid-in capital was reduced to zero.

        During the year ended January 31, 2003, Mirror Image adopted the 2002 Stock Option Plan (the "2002 Option Plan"), which allows for the granting of 684 options to individuals. The terms of the 2002 Option Plan are essentially the same as the 1999 Option Plan except that the 2002 Option Plan does not include acceleration provisions in the event of a change in control of Mirror Image. Under the 2002 Option Plan Mirror Image granted options to purchase 25 shares of common stock at an exercise price of $10,000 to individuals. Additionally, upon the conversion into equity of at least $2,000,000 of Mirror Image convertible debt, the option holders can purchase additional shares of Mirror Image common stock at $10,000 at the rate of an additional 45% for each $1,000,000 increment of the debt cumulatively converted into Mirror Image common stock up to a maximum of 452 shares of Mirror Image common stock.

        The following is a summary of the Mirror Image stock option activity during the three-year period ended January 31, 2003:

	Shares	Exercise Price Per Share	Weighted-Average Exercise Price Per Share
Options outstanding at January 31, 2000	13	$1,560,000	$1,560,000
Granted to employees and non-employees	3	$6,660,000 to $24,000,000	$16,300,000
Cancelled and forfeited	(1)	$1,560,000 to $24,000,000	$3,680,000

Options outstanding at January 31, 2001	15	$1,560,000 to $24,000,000	$4,760,000
Granted to employees and non-employees	3	$1,000,000	$1,000,000
Cancelled and forfeited	(9)	$1,000,000 to $24,000,000	$4,333,000

Shares under option at January 31, 2002	9	$1,000,000 to $24,000,000	$3,686,000
Granted to employees and non-employees	25	$10,000	$10,000
Cancelled and forfeited	(8)	$10,000 to $24,000,000	$1,982,318
Shares under option at January 31, 2003	26	$10,000 to $24,000,000	$707,843

Shares exercisable at January 31, 2001	3	$1,560,000 to $24,000,000	$4,760,000

Shares exercisable at January 31, 2002	4	$1,000,000 to $24,000,000	$3,010,000

Shares exercisable at January 31, 2003	13	$10,000 to $24,000,000	$1,363,196

        The following table summarizes Mirror Image's stock options outstanding at January 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at January 31, 2003	Weighted-Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable at January 31, 2003	Weighted- Average Exercise Price
$10,000	19	4.25	$10,000	7	$10,000
1,000,000	1	3.25	1,000,000	1	1,000,000
1,560,000	5	1.58	1,560,000	4	1,560,000
1,660,000 to 24,000,000	1	2.35	13,084,134	1	16,290,132

10,000 to 24,000,000	26	3.63	$707,843	13	$1,363,196

        The fair value of Xcelera and Mirror Image option grants were estimated using the Black-Scholes option pricing model, assuming no expected dividends and the following assumptions:

	2003	2002	2001
Mirror Image
Volatility	75%	75.00%	100.00%
Risk-free interest rate	4%	5.50%	6.50%
Expected life of options (in years)	5	5	5

M.    Income Taxes

        There is no income tax benefit for the losses incurred by Mirror Image for the years ended January 31, 2003, 2002 and 2001, due to the need for a valuation allowance. Mirror Image's effective tax rate varied from the statutory rate primarily as a result of such valuation allowances.

        Deferred income tax assets and liabilities for Mirror Image as of January 31:

	2003	2002
Net operating loss carry forwards	$65,109,527	$54,396,582
Capital Loss carry forwards	21,831,541	21,831,541
Property and equipment	4,805,338	—
Accrued Interest	4,680,329	1,182,039
Other	1,515,575	1,275,781
Valuation allowance	(97,942,310)	(78,685,943)

Net deferred tax assets	$0	$0

        As of January 31, 2003, Mirror Image had federal and state net operating loss carryforwards of approximately $162 million which begin to expire in 2017 (federal) and 2003 (state). Mirror Image also had tax loss carryforwards in the United Kingdom of approximately $1,117,000. As a result of the change in control on March 29, 1999 when the Company acquired control of Mirror Image, the ability to use its federal and state net operating loss carryforwards existing as of that date may be limited. Mirror Image has unused research and development tax credits of approximately $425,000 as of January 31, 2003.

        Mirror Image has established a valuation allowance covering 100% of its deferred tax assets because company management does not believe at this time that realization of such assets is more likely than not.

        The valuation allowance increased by $19,256,367, $33,562,942 and $39,483,000 in 2003, 2002 and 2001, respectively, primarily from an increase in the net operating loss carryforwards, a deferred asset relating to property and equipment impairment in 2003 and, in 2001, the deferred asset relating to marketable securities.

N.    Commitments and Contingencies

Leases

        Mirror Image leases its facilities and certain equipment under operating leases. Rent expense for the years ended January 31, 2003, 2002 and 2001 was $366,740, $2,373,166 and $400,554, respectively. In addition, the Company recorded a $785,900 expense related to the early termination of a facility lease obligation during 2002. Expiration terms for leases run from 2003 to 2005. The Company also leases certain equipment under capital leases. The minimum aggregate future obligations under non-cancelable lease obligations as of January 31, 2003 are as follows:

Year	Operating Leases	Capital Leases
2004	$187,324	$507,294
2005	164,956	315,857
2006	40,956	—
2007	—	—
Thereafter	—	—

Total	$393,236	$823,151

Less interest		(83,491)

Total principal obligation		739,660
Less current portion		(435,822)

Non-current portion of principal obligation		$303,838

        During the years ended January 31, 2003, 2002 and 2001, Mirror Image recorded interest expense on capital lease obligations of $165,883, $460,591 and $385,749, respectively.

        In February 2000, Mirror Image entered into a new lease agreement for its corporate headquarters. Pursuant to the terms of the agreement, in partial payment of rent, Mirror Image was obligated to deliver to the landlord, 12,000 shares of Xcelera common stock. In anticipation of settling this obligation, Mirror Image purchased 12,000 shares of Xcelera common stock from Xcelera in February 2000. Until delivery, the fair market value of the rent is not known. In the Company's consolidated balance sheet, as of January 31, 2001, these securities are included in treasury stock, at cost. The securities were delivered to the landlord during fiscal 2002, and the fair market value of the securities at delivery was $108,360. This amount is amortized to rent expense over the life of the lease.

Bandwidth Usage and Colocation Costs

        Mirror Image has commitments for bandwidth usage and colocation costs with various network service providers. The minimum aggregate future obligations under these agreements as of January 31, 2003 are as follows:

Year
2004	$991,471
2005	135,000
2006	17,700

Total	$1,144,171

        During fiscal 2004, Mirror Image entered into new commitments totaling $1.6 million of which $1.2 million and $.4 million is payable in 2004 and 2005, respectively.

Legal Proceedings

        In 2000, the Company was named as a respondent in an arbitration proceeding in Sweden initiated by two claimants relating to the sale of common stock of Mirror Image, its principal operating subsidiary, to the Company and various other parties. The claimants were the former parent company of Mirror Image, and another investor in Mirror Image. In September 2001 the arbitral tribunal rendered its arbitral award under which the former parent's claims were dismissed in their entirety. However, the arbitral tribunal ruled that the applicable underwriting agreement between the Company and the other investor in Mirror Image is invalid and that the Company is liable and must compensate the other investor for damages suffered, if any, as a result of certain decisions regarding the issuance of shares of Mirror Image. In order for the other investor to claim such damages, the investor must initiate new proceedings. As of today, no proceedings have been commenced. The Company does not believe the other investor has suffered any damages and would vigorously defend any damage claim it may assert. However, depending on the amount and timing, an unfavorable resolution of this matter could materially adversely affect the Company's future results or expenses in a particular period. The Company has not included any provision for any liability in its consolidated financial statements that may result from such proceeding.

        Since on or about August 11, 2000, approximately nineteen plaintiffs have commenced nearly identical class action lawsuits alleging securities fraud against the Company and two of its directors, Alexander M. Vik and Gustav M. Vik. These class actions were consolidated in January 2001 in the United States District Court for the District of Massachusetts and the plaintiffs filed an Amended Complaint on April 2, 2001. The Amended Complaint alleges claims of securities fraud under Section 10(b) of the Securities Exchange Act of 1934 against all defendants and under Sections 20(a) and 20A against Alexander M. Vik and Gustav M. Vik. The plaintiffs claim that the defendants failed to disclose the tax ramifications of the Company's sale of Mirror Image common stock to Exodus, that Alexander M. Vik and Gustav M. Vik sold the Company's stock while its price was inflated, and that the defendants failed to disclose a dispute over the Company's ownership of shares in Mirror Image based on the allegations made by another party in an action brought in the Southern District of New York entitled JAM Investments, Ltd. and Kahnberget Holdings, Ltd. v. Alexander Vik and VBI Corp. (the "JAM Litigation"). On May 31, 2001, the Company, along with the other defendants, moved to dismiss the action in its entirety on a number of grounds. On March 8, 2002, the Court granted the Company's motion to dismiss with respect to disclosure of the tax ramifications and denied it with respect to the ownership allegations. Following the partial denial of the Company's motion to dismiss the Amended Complaint, the Company moved for reconsideration and for judgment on the pleadings because, among other things, the claims in the JAM Litigation were dismissed with prejudice and the Company believes that no damages were caused. The plaintiffs also moved for reconsideration of the portion of the Company's motion to dismiss that had been granted. The Court denied all of these motions on April 23, 2002. In early 2002, the plaintiffs moved for certification of the case as a class action. The defendants opposed the motion. The Court conducted a hearing on June 17, 2003 to consider the motion. At that time, the Court did not certify a class, and it indicated that an evidentiary hearing may be required to resolve the motion. Such a hearing has tentatively been scheduled for September 2003. During the class certification proceedings, no discovery has taken place on the underlying claims. The Company believes that the lawsuit is without merit and that no damages were caused by the alleged conduct, and the Company is contesting it vigorously. Depending on the amount and timing, an unfavorable resolution of this matter could materially adversely affect the Company's future results or expenses in a particular period. The Company has not included any provision for any liability in its consolidated financial statements that may result from this proceeding.

        On or about November 15, 2000, the Company, along with directors Alexander M. Vik and Gustav M. Vik and former director Hans Magnus Fajerson, as well as Mirror Image, were named defendants in an action brought in the Court of Chancery in the State of Delaware by several minority shareholders of Mirror Image, the same group who also brought the arbitration claim against the Company. The suit purports to assert the same claims as made in the arbitration described above but in a different forum and under different legal theories, including breach of fiduciary duty, fraud, civil conspiracy, interference with contract, and misappropriation of corporate opportunity. The various causes of action allegedly arise out of actions taken by the Company, Alexander M. Vik, Gustav M. Vik, Hans Magnus Fajerson and Mirror Image during 1999 pertaining to investments that the Company made in Mirror Image, and the corresponding issuance of shares by Mirror Image, as well as out of the Company's sale during 2000 of Mirror Image stock to Exodus. The plaintiffs seek unspecified monetary damages against the Company and a transfer and assignment of Mirror Image shares held by the Company to them. On January 11, 2001, the Company, along with the other defendants, moved to dismiss the suit in its entirety, on a number of grounds. On December 20, 2001, the Court of Chancery issued a decision granting summary judgment in favor of the defendants and dismissing all claims against all defendants. Thereafter, the plaintiffs filed an appeal with the Delaware Supreme Court challenging a portion of the decision. On November 4, 2002, the Delaware Supreme Court reversed the Court of Chancery's ruling, thereby reinstating the portion of the case which was subject to the appeal. The case is now in the discovery phase, which is expected to continue into early 2004. The Company believes that the lawsuit is without merit and is contesting it vigorously. However, depending on the amount and timing, an unfavorable resolution of this matter could materially adversely affect the Company's future results or expenses in a particular period. The Company has not included any provision for any liability in its consolidated financial statements that may result from this proceeding.

        Also, from time to time, the Company is involved in legal actions incurred in the ordinary course of business. While the ultimate outcome of these matters is not determinable, the Company does not believe that the resolution of these matters will have a material adverse effect on its future results or expenses in a particular period.

O.    Stockholders' Equity

        On November 11, 1999, the Company issued 100,000 shares of its Series A 10% Convertible Preferred Stock, stated value $100 per share, for $10 million in cash to VBI Corporation, the Company's majority shareholder. As part of the transaction, VBI Corporation also received an option to acquire an additional 100,000 of the Company's Series A 10% Convertible Preferred on the same terms. VBI Corporation exercised the option on June 30, 2000. The Company repurchased all 200,000 shares of the preferred stock during the fiscal year ended January 31, 2003.

P.    Subsequent Event

        On June 23, 2003, a subsidiary of the Company ("Protegrity") acquired substantially all the assets of Protegrity Research & Development AB, a subsidiary of Protegrity Inc. Protegrity is engaged in providing data protection and security solutions and is in the process of changing its name.

EXHIBIT INDEX

        The following exhibits are filed herewith or incorporated herein by reference:

Exhibit:	Description
1.1	Amended and Restated Articles and Memorandum of Association of Xcelera (filed as Exhibit 1.1 to Registrant's Annual Report on Form 20-F for the fiscal year ended January 31, 2001 and incorporated herein by reference)
1.2
Certificate of Designation of Series A 10% Convertible Preferred Stock of Xcelera (filed as Exhibit 2 to the Registrant's Report on Form 6-K, dated for the month of November 1999 and incorporated herein by reference)
1.3
Amendments to Certificate of Designation of Series A 10% Convertible Preferred Stock of Xcelera (filed as Exhibit 1.3 to Registrant's Annual Report on Form 20-F for the fiscal year ended January 31, 2001 and incorporated herein by reference)
4.1
Common Stock Purchase Agreement dated as of March 22, 2000 among Mirror Image, Xcelera and Exodus (filed as Exhibit 2.01 to Exodus's Current Report on Form 8-K, dated as of March 22, 2000 and incorporated herein by reference)
4.2
Common Stock Purchase Agreement dated as of March 22, 2000 between Xcelera and Exodus (filed as Exhibit 2.02 to Exodus's Current Report on Form 8-K, dated as of March 22, 2000 and incorporated herein by reference)
4.3
First Amended and Restated Investors' Rights Agreement dated as of April 21, 2000 among Mirror Image, Xcelera and Exodus (filed as Exhibit 3 to the Registrant's Report on Form 6-K, dated for the month of April 2000 and incorporated herein by reference)
4.4
Right of First Refusal and Co-Sale Agreement dated as of April 21, 2000 among Mirror Image, Exodus and Xcelera (filed as Exhibit 4 to the Registrant's Report on Form 6-K, dated for the month of April 2000 and incorporated herein by reference)
4.5
Registration Rights Agreement dated as of April 21, 2000 among Exodus, Mirror Image and Xcelera (filed as Exhibit 5 to the Registrant's Report on Form 6-K, dated for the month of April 2000 and incorporated herein by reference)
4.6
Voting Agreement dated as of April 21, 2000 between Xcelera and Exodus (filed as Exhibit 6 to the Registrant's Report on Form 6-K, dated for the month of April 2000 and incorporated herein by reference)
4.7
Note Purchase Agreement, dated January 31, 2000, by and between Xcelera and Hewlett-Packard Company (filed as Exhibit 2.7 to the Registrant's Annual Report on Form 20-F for the fiscal year ended January 31, 2000 and incorporated herein by reference)
4.8
Registration Rights Agreement dated as of January 31, 2000, between Xcelera and Hewlett-Packard Company (filed as Exhibit 2.8 to the Registrant's Annual Report on Form 20-F for the fiscal year ended January 31, 2000 and incorporated herein by reference)

4.9
Convertible $30,000,000 Promissory Note, dated January 31, 2000, granted by Xcelera to Hewlett-Packard (filed as Exhibit 2.9 to the Registrant's Annual Report on Form 20-F for the fiscal year ended January 31, 2000 and incorporated herein by reference)
4.10
Amendment, dated March 16, 2000, by and between Xcelera and Hewlett-Packard Company, amending the Note Purchase Agreement and the Convertible $30,000,000 Promissory Note granted by Xcelera to Hewlett-Packard (filed as Exhibit 2.10 to the Registrant's Annual Report on Form 20-F for the fiscal year ended January 31, 2000 and incorporated herein by reference)
4.11
Settlement and Amendment Agreement dated as of September 25, 2001 between Xcelera and Hewlett-Packard (filed as Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the fiscal year ended January 31, 2002 and incorporated herein by reference)
4.12
Agreement, dated as of July 31, 2000, among Xcelera, JAM Investment Ltd. and Kahnberget Holding, Ltd. (filed as Exhibit 1 to the Registrant's Report on Form 6-K, dated for the month of October 2000 and incorporated herein by reference)
10.a.1	Certification of Chief Executive Officer
10.a.2	Certification of Executive Vice President and Treasurer (principal financial and accounting officer)
10.a.3	Consent of BDO Seidman, LLP
10.a.4	Consent of Deloitte & Touche LLP

QuickLinks

FORWARD-LOOKING STATEMENTS
TABLE OF CONTENTS
PART I
  Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
  Item 8. FINANCIAL INFORMATION.
  Item 9. THE OFFER AND LISTING.
  Item 10. ADDITIONAL INFORMATION.
PART II
PART III
SIGNATURES
CERTIFICATION
CERTIFICATION
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' REPORT
XCELERA INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In U.S. Dollars)
XCELERA INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In U.S. Dollars)
XCELERA INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In U.S. Dollars)
XCELERA INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (In U.S. Dollars)
XCELERA INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXHIBIT INDEX